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Exhibit 1

Magna International Inc.

Annual Information Form

March 29, 2006

MAGNA INTERNATIONAL INC.

ANNUAL INFORMATION FORM

        In this Annual Information Form, when we use the terms "we", "us", "our", "Company" and "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

        In this Annual Information Form, a reference to "calendar year" is a reference to the financial year from January 1 to December 31 of the year stated and a reference to "fiscal year" is a reference to the financial year from August 1 to July 31 of the year stated. All references to "$" or "dollars" are references to U.S. dollars, unless otherwise specified.

FORWARD-LOOKING STATEMENTS

        This Annual Information Form contains statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to:

  • declining production volumes and changes in consumer demand for vehicles;
  • the inability of our customers to meet their financial obligations to us;
  • a reduction in the production volumes of certain vehicles;
  • our ability to compete with suppliers with operations in low cost countries;
  • our inability to offset increases in the cost of commodities, such as steel and resins;
  • the financial distress of some of our suppliers and customers;
  • our inability to offset price concessions demanded by our customers;
  • our inability to fully recover pre-production expenses;
  • warranty and recall costs;
  • the termination by our customers of any material contracts;
  • product liability claims in excess of our insurance coverage;
  • expenses related to the restructuring and rationalization of some of our operations;
  • impairment charges;
  • legal claims against us;
  • risks of conducting business in foreign countries;
  • unionization activities at our facilities;
  • work stoppages and labour relations disputes;
  • changes in laws and governmental regulations;
  • costs associated with compliance with environmental laws and regulations;
  • potential conflicts of interest involving our controlling shareholder, the Stronach Trust; and
  • the expiration of the Forbearance Agreement on May 31, 2006.

        In evaluating any forward-looking statements in this Annual Information Form, you should specifically consider the various factors, including those contained under the section titled "ITEM 3. DESCRIPTION OF THE BUSINESS — RISK FACTORS" below, which could cause actual events or results to differ materially from those indicated by our forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this Annual Information Form to reflect subsequent information, events or circumstances or otherwise.

ITEM 1.    CORPORATE STRUCTURE

Issuer

        We were incorporated under the laws of the Province of Ontario, Canada on November 16, 1961. Our charter documents currently consist of articles of arrangement dated March 6, 2005, which were issued pursuant to the Business Corporations Act (Ontario).

        Our registered and head office is at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.

Subsidiaries

        A list of our principal subsidiaries and their respective jurisdictions of incorporation as of December 31, 2005 is set out on Schedule A. Our legal structure (including that of our subsidiaries) is not necessarily indicative of our operational structure.

ITEM 2.    GENERAL DEVELOPMENT OF THE BUSINESS

OVERVIEW

        We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Asia and South America. As at December 31, 2005, we employed over 82,000 people in 224 manufacturing facilities and 60 product development and engineering facilities, in 22 countries.

        Our capabilities include the design, engineering, testing and manufacture of:

• interior systems;	• electronic systems;
• seating systems;	• plastic body, lighting and exterior trim systems;
• closure systems;	• powertrain and drivetrain systems; and
• metal body and chassis systems;	• roof systems.
• mirror systems;

        Additionally, we have complete vehicle engineering, testing and assembly capabilities.

        Prior to April 2005, we operated through seven automotive systems groups, three of which — Decoma International Inc. ("Decoma"), Intier Automotive Inc. ("Intier") and Tesma International Inc. ("Tesma") — were publicly traded companies in which we had a controlling interest through voting securities. During the first quarter of 2005, we completed the acquisition of all the outstanding shares of each of Decoma and Tesma that we did not already own and early in April 2005, we completed the acquisition of the outstanding shares of Intier that we did not already own. Shortly after privatizing Decoma, Intier and Tesma, we began to reorganize and segment our operations on a geographic basis among North America, Europe and Rest of World (primarily Asia and South America). Please see "OPERATING STRUCTURE AND PRINCIPLES" below for additional information.

Reporting Segments

        We operate internationally through divisions, which function as autonomous business units operating within pre-determined guidelines. Our divisions have been aligned on a geographic basis in order to meet the needs of our customers and respond to regional economic and industry factors. Accordingly, we operate in three separate geographic reporting segments — North America, Europe and Rest of World. We also maintain corporate and other operations, which constitutes a separate reportable segment, that consists of operations that support or are ancillary to our automotive operations.

Geographic Markets and Customers

North America

        Our primary customers in North America include General Motors, DaimlerChrysler (including Mercedes), Ford (including Mazda), Honda, Renault-Nissan, Toyota, BMW, Volkswagen and Mitsubishi. Our North American consolidated production sales accounted for approximately 50% and 47% of our consolidated sales for each of 2005 and 2004, respectively.

        Some of our key North American programs on the basis of 2005 production sales include:

•	GMT800 series of vehicles, for which we supply hydroformed frame assemblies, transfer cases, fascias, running boards, various exterior ornamentation, certain latches and various interior, engine and powertrain components;
•
Dodge Caravan, Grand Caravan and Chrysler Town & Country, for which we supply complete seating systems and mechanisms, including stow-to-floor seats for the second and third row seats, power take-off modules, various powertrain components, various exterior ornamentation, load floor assembly, latches, power liftgates, power sliding doors, as well as interior and exterior mirrors;
•
General Motor's Chevrolet Cobalt and Pontiac Pursuit, for which we supply stampings and welded assemblies, bumper beams, front and rear suspension assemblies, body side mouldings, front and rear fascias, complete seats, hood latches, window regulators, interior mirrors, window encapsulation and fluid system and accessory drive components;
•	Ford F-150, for which we supply running boards, latches, inside door handles, seat tracks, various stampings and welded assemblies, interior and exterior mirrors and various powertrain components;
•
Chrysler 300 and 300C, Dodge Magnum and Charger, for which we supply body side panels, rear floor stampings and subframes, front end modules, rear fascias, outer belts, trim components, decklid and hood latches, accessory drive components, interior mirrors, transfer cases and front axles; and
•
Chevrolet Equinox, for which we supply complete seating systems, latching systems, overhead systems, instrument panels, consoles, interior mirrors, as well as various exterior components and stampings.

Europe

        Our primary customers in Europe include BMW (including MINI and Rolls Royce), DaimlerChrysler (including Mercedes, Chrysler and smart), Volkswagen (including Audi, Skoda, SEAT and Bentley), General Motors (including Saab, Opel, Vauxhall and Suzuki), Ford (including Volvo, Jaguar, Land Rover and Aston Martin), Renault-Nissan, Fiat, Porsche, Toyota, PSA Peugeot Citroën and Honda. Our European consolidated production and vehicle assembly sales accounted for approximately 40% and 45% of our consolidated sales for 2005 and 2004, respectively.

        Some of our key European programs on the basis of 2005 production and vehicle assembly sales include:

•	BMW X3, for which we perform complete vehicle assembly and supply various stampings, interior and pillar trim, sun visors, interior mirrors as well as actuators, all-wheel drive transfer case, engine dress and fuel caps;

•	MINI Cooper, for which we supply complete cockpit modules, front and rear fascias, door and side panels, hard trim, interior mirrors and fuel caps;
•	Mercedes A-Class, for which we supply door panels, floor space, sun visors, interior and exterior mirrors, front end modules, stampings and various exterior ornamentation;
•	Mercedes C-Class, for which we supply various stampings, all-wheel drive systems, front and rear fascias, load space/floor space, interior and exterior mirrors and mass balancing system;
•
Mercedes E-Class, for which we perform complete vehicle assembly (4MATIC) and supply all-wheel drive systems, floor space, sun visors, interior and exterior mirrors, steel gas tank and fuel filler system;
•
VW Golf, for which we supply instrument panels, pillar trim and headliners, latches, actuators, various stampings, front end modules, sun visors, interior and exterior mirrors, as well as power take-off units;
•	BMW 3-series, for which we supply various stampings, body mouldings, door panels, interior pillar covers, loadspace trim, interior and exterior mirrors, all-wheel drive systems and fuel caps; and
•	Nissan Micra, for which we supply the instrument panels and interior mirrors.

Rest of World

        Our customers in Rest of World include General Motors (including GMDAT, Holden, Isuzu and Suzuki), Volkswagen, Ford (including Mazda), Hyundai (including Kia), Fiat, Honda, DaimlerChrysler (including Mercedes and Chrysler), PSA Peugeot Citroën, Renault-Nissan, BMW and Toyota. Our consolidated Rest of World production sales accounted for approximately 1% of our consolidated sales for each of 2005 and 2004.

Customer Concentration

        Worldwide sales to our four largest customers — DaimlerChrysler, General Motors, BMW and Ford — represented approximately 25%, 24%, 18% and 15%, respectively, of our consolidated sales in 2005. See "ITEM 3. DESCRIPTION OF THE BUSINESS" below.

Non-Automotive Operations

        Until August 29, 2003, we had non-automotive operations, which were conducted through Magna Entertainment Corp. Magna Entertainment is North America's largest owner and operator of horse racetracks, based on revenue. We transferred our controlling equity interest in Magna Entertainment to MI Developments Inc. in connection with the reorganization and subsequent spin-off of MI Developments. Since the completion of the spin-off transaction, we no longer have any significant non-automotive operations. See "OPERATING STRUCTURE AND PRINCIPLES — Reorganizations" and "SPIN-OFF OF MI DEVELOPMENTS INC. AND MAGNA ENTERTAINMENT CORP." below.

RECENT TRENDS IN THE AUTOMOTIVE INDUSTRY

        A number of trends have had a significant impact on the global automotive industry in recent years, including:

•	the growth of Asian-based automobile manufacturers in North America and Europe and declining production market shares at certain of our traditional North American and European customers;
•	the growth of the automotive industry in China, Korea, India and other Asian countries, as well as parts of eastern Europe, and the migration of manufacturing to such lower cost countries;
•	increased pressure by automobile manufacturers on automotive suppliers to reduce their prices, including through retroactive price reductions, and bear additional costs;
•	increases in steel, resin and other commodity prices;
•	the deterioration of the financial condition of the automotive supply base and certain automobile manufacturers;
•	the consolidation of automotive suppliers;
•	increased engineering capabilities required in order to be awarded new business for more complex systems and modules;
•	increased outsourcing of larger modules;
•	increased prevalence of vehicles built off high-volume global vehicle platforms; and
•
increased customer and consumer demand for lighter vehicles, additional safety features, improved comfort, convenience and space optimization features, alternative fuel systems and advanced electronics systems.

        Some of these trends may present risks to our operations, profitability and/or financial condition. These risks are described in detail in the section titled "Item 3. DESCRIPTION OF THE BUSINESS — RISK FACTORS," which all readers are strongly encouraged to consider carefully.

Growth of Asian-Based Automobile Manufacturers and Declining Market Shares of Certain North American and European Customers

        In recent years, Asian-based automobile manufacturers have seen significant increases in their production volumes as a result of strong consumer demand for their vehicles. In order to meet this demand, as well as to offset fluctuations in currency exchange rates that could otherwise make their vehicles less competitive, some of these manufacturers, including Toyota, Nissan, Honda, Hyundai and others, have opened or expanded North American and European manufacturing facilities, with a number of additional facilities being planned or in process. Corresponding with the increase in production volumes and market shares of the Asian-based automobile manufacturers has been the decline in the North American market shares of the traditional North American "Big 3" automobile manufacturers.

        A number of factors, including the quality and cost effectiveness of North American automotive suppliers, currency fluctuations, the loosening of the traditional Japanese "keiretsu" supplier relationships and the North American Free Trade Agreement, are expected to cause foreign-based automobile manufacturers to rely on increased outsourcing to increase the North American content of their vehicles. Accordingly, these foreign-based automobile manufacturers represent significant growth potential for North American automotive suppliers.

        Asian-based automobile manufacturers have also recently increased their manufacturing capacity in Europe and are expected to continue to do so from existing, expanded and new facilities. The increased strength of the euro and the establishment of a common market throughout the European Union has assisted their growth in Europe. Accordingly, these Asian-based automobile manufacturers also represent significant growth potential for European automotive suppliers.

Growth of Auto Industry in Emerging Markets and Migration of Manufacturing to Low Cost Countries

        The local demand for vehicles in emerging markets, such as China, India and parts of eastern Europe, has increased significantly in recent years. This increasing local demand has helped boost the local automobile industry in these countries and has attracted investments in manufacturing from North American, European and Asian automobile manufacturers, through stand-alone investments and joint ventures with local partners. In the next five years, the global automotive industry is expected to add significant production, with the majority of this growth in lower cost, high growth regions of China, South East Asia and Central and Eastern Europe. Automotive suppliers have followed, and will likely continue to follow, the expansion of automobile manufacturers into these regions in large part due to the relatively low manufacturing costs for labour-intensive manufacturing, as compared to Canada, the U.S., Western Europe and Japan.

Increased Pressure on Automotive Suppliers to Reduce Prices and Bear Additional Costs

        Automobile manufacturers have sought ways in which to reduce their costs of producing vehicles as competition for market share has become more intense. In addition to seeking cost efficiencies in their own production, marketing and administrative structures, automobile manufacturers have placed significant pressure on automotive suppliers to reduce the price of their components, assemblies, modules and systems. This pricing pressure has come in different forms, including through: long-term agreements containing pre-determined price reductions for each year of a vehicle production program; price reduction demands, in addition to those contained in any long-term agreement and often including demands for retroactive price reductions; pressure to absorb more design and engineering costs previously paid for by the automobile manufacturer and to recover these costs through amortization in the piece price of the particular components designed or engineered by the supplier; pressure to assume or offset cost increases of commodities, including steel and resins; and pressure to own and/or capitalize tooling and recover these costs through amortization in the piece price of the components produced by this tooling. In many cases, suppliers bear the risk of not being able to fully recover the design, engineering and tooling costs if the particular vehicle production volumes are lower than anticipated or if programs are terminated early. This pricing pressure has intensified, due to the competitive environment of the automotive industry in North America and Europe. In addition, automobile manufacturers are increasingly requesting that their suppliers bear the cost of the repair and replacement of defective products which are either covered under the automobile manufacturers' warranty and/or are the subject of a recall.

Increases in Steel, Resin and Other Commodity Prices

        We have experienced significant price increases for key commodities used in parts production, particularly steel and resin. We expect steel prices will remain at elevated levels in 2006 compared to levels earlier this decade. In order to reduce the exposure to steel price increases, suppliers usually acquire steel through a combination of resale programs operated by the automobile manufacturers, which do not expose suppliers to steel price increases, as well as spot, short-term and long-term contracts. Suppliers also attempt to reduce the impact of steel price increases through the sale of scrap steel, which is generated by the parts production process, although the market for scrap steel is different and prices for scrap steel can, at times, move in the opposite direction from steel prices.

Deterioration of the Financial Condition of the Supply Base and Certain Automobile Manufacturers

        Rising health care, pension and other post-employment benefit costs are having a significant adverse effect on the profitability and competitiveness of a number of North American and European automobile manufacturers and suppliers. Increased raw material prices, including steel and resins, are also having a significant financial impact on these manufacturers and suppliers, as are other factors such as increased gas prices, which are affecting sales of sport utility vehicles, and the declining consumer demand and market share for some automobile manufacturers, discussed above. In response to these factors, some automobile manufacturers have further increased the pressure on suppliers to reduce prices and have also initiated rationalization/restructuring plans to reduce their production capacity. As a result of the intense competition, one significant customer, MG Rover, has ceased operations and several sizeable competitors, such as Delphi Corporation and Dana Corporation, have sought court protection from their creditors. The deterioration of the financial condition of significant customers exposes automotive suppliers to increased credit risk. The deterioration of the financial condition of the supply base may also present opportunities for financially sound suppliers to secure new and "takeover" business, but it could lead to supply disruptions which could affect a number of other suppliers to the customers primarily affected by such supply disruptions.

Consolidation of the Supply Base

        As a result of a number of factors such as supplier bankruptcies, the increasing demands of automobile manufacturers and mergers and acquisitions, the automotive supply industry has seen a wave of consolidation in recent years. Automobile manufacturers have indicated their preference for dealing more intensively with a much smaller number of key suppliers. For example, DaimlerChrysler instituted its Highly Integrated Partnership Organizations ("HI-POs") model of cooperation with suppliers, in which suppliers like us will have early involvement in the product development of future models. Similarly, Ford has entered into Aligned Business Framework agreements with select suppliers like us. This consolidation may afford opportunities for the stronger, more technically capable automotive suppliers to secure higher content per vehicle.

Need for Increased Engineering Capabilities

        Historically, automotive suppliers had a relatively limited role in the vehicle development process. Development of a vehicle from concept to production often took seven to eight years, with automobile manufacturers designing and engineering the vehicle as a whole, as well as many of the specific components required to make the vehicle. Automobile manufacturers also performed a significant portion of the quality control testing and component sub-assembly required. The role of their suppliers was limited to manufacturing components in accordance with the design and engineering specifications supplied by automobile manufacturers, which often purchased the same parts from different suppliers, including affiliated component suppliers. The components delivered to the automobile manufacturers often formed part of significant inventories stored by the automobile manufacturers.

        Currently, Tier 1 suppliers are increasingly involved at early stages in the design, engineering and development of components, systems and modules and have assumed increased responsibility for sub-assembly work, systems integration, quality control testing and component, system and module validation. In order to continue to achieve this, Tier 1 suppliers have had to make significant investments in their engineering capabilities and expertise. Such investments include fixed assets, highly skilled employees and technology. In some cases, suppliers have assumed responsibility for designing, engineering, developing and assembling significant portions of vehicles, including modules and systems and in certain cases even complete vehicles. This trend toward increased engineering at the Tier 1 supplier level provides those Tier 1 suppliers that have such capabilities with increased opportunities to provide increasingly larger, more complex modules (with increased content and features) to the automobile manufacturers.

Increased Outsourcing of Larger Modules

        Automobile manufacturers have increasingly satisfied their needs in reducing costs and capital expenditures, minimizing development time and capitalizing on the technical and engineering expertise of Tier 1 suppliers by outsourcing larger assemblies and modules. In order to properly manage the production of outsourced modules, Tier 1 suppliers have had to expand their capabilities and expertise, including their program management and logistics capabilities, technical understanding of systems beyond their own products, integration of various systems and components, and, in some cases, niche vehicle development, including engineering, testing and assembly.

Increased Prevalence of Vehicles Built Off High Volume Global Vehicle Platforms

        To maximize economies of scale and remain competitive, automobile manufacturers continue to broaden the range of vehicles built from a single high volume global platform. This allows an automobile manufacturer to differentiate its products from those of its competitors, to expand the number of market segments in which it competes, to extend the life of existing vehicle platforms, to respond to lifestyle trends and to meet the tastes of consumers. Examples of the types of vehicles which can be built off a single vehicle platform include convertibles, sports cars and all-wheel drive and four-wheel drive sport utility or cross-over vehicles. This trend provides Tier 1 suppliers increased opportunities to supply larger volumes of products which may be common across multiple vehicles built off the same platform and, in some cases, to provide niche vehicle engineering and assembly.

Increased Customer and Consumer Demand For a Variety of Features

        The automotive industry is currently experiencing increased customer and consumer demand for a variety of features, including:

  •
  lighter vehicles;
  •
  additional safety features;
  •
  improved comfort, convenience and space optimization features;
  •
  alternative propulsion systems; and
  •
  advanced electronics systems.

        Suppliers which emphasize technological innovation and broad product capabilities are expected to benefit from the growing demand for these features.

OUR BUSINESS STRATEGY

        In the short-term, we seek to refine our operations through continuous improvement, while refining our product strategy to target specific customers. More generally, we aim to capitalize on the recent trends in the automotive industry discussed above, including by diversifying our customer base, expanding our manufacturing footprint, continuing to emphasize technology and innovation, capitalizing on increased outsourcing and growing our content per vehicle through new, successor and takeover business. The main elements of our business strategy are described below.

Continuous Improvement

        In the short-term, we are focused on continuous improvement of our manufacturing and assembly operations to achieve our goal of being the best supplier in terms of quality, efficiency and profitability. In order to achieve this, we continue to implement initiatives in Magna-wide purchasing coordination to reduce our supply base and leverage the scale of our purchasing volumes. Additionally, with the completion of the privatizations of Decoma, Intier and Tesma, we are strengthening the sharing of best practices across Magna and fully implementing them in our business. We are also seeking and implementing cost reduction ideas from our employees and supply base and ensuring that we efficiently launch business that we have been awarded for 2006. Finally, we are reinforcing all aspects of our Employee Charter and fully utilizing the ideas, efforts and energy of our employees.

Refining Product Strategy to Target Specific Customers

        We are refining our product strategy based on our current and planned manufacturing footprint, as well as the technological innovations we possess or are bringing to market. In connection with this initiative, we intend to focus on our customers that are most willing to work for our mutual benefit, including through joint improvement of efficiencies and reduction of costs. This refined product strategy, together with our innovation roadmap and customer strategy, will shape our capital expenditures, research and development investment and acquisition strategy.

Diversification of Customer Base

        Although we have sales to all of the world's largest automobile manufacturers, the proportion of our business with the traditional "Big 3" in North America is high, while the proportion of our business with Asian and French-based automobile manufacturers is lower than their respective proportions of global vehicle production. We have made progress in diversifying our customer base, but aim to increase it significantly in coming years by continuing to demonstrate our technical capabilities and quality and aggressively pursuing new programs.

Expand Global Footprint

        In recognition of the fact that much of the future growth potential in the automotive industry lies in new markets, we seek to expand our global footprint to take advantage of growing vehicle production in these emerging markets, primarily in China, other parts of South East Asia, India, Central and Eastern Europe and South Africa. In engaging in this geographic expansion, we will also be focused on ensuring that we can successfully compete in products that can be delivered globally.

Emphasis on Technology and Innovation

        We believe that one of the cornerstones of our past success has been our commitment to research, development and technological innovation. This commitment is enshrined in our Corporate Constitution, which requires us to allocate annually a minimum of 7% of our pre-tax profits (as defined in the Corporate Constitution) to research and development. We intend to continue directing significant effort to bringing new products and processes to market and will seek to purchase or license innovative technologies that we believe will provide additional value to us and our customers. Our efforts regarding new products and processes have generated a number of recent innovations, including in the areas of vehicle weight reduction, safety systems, comfort, convenience and space optimization, alternative propulsion systems and advanced electronics systems. See "RECENT DEVELOPMENTS IN OUR BUSINESS — New Products and Technologies".

Capitalizing on Increased Outsourcing

        We have the expertise to work with our customers from concept to completion, from the design and engineering of a complete vehicle and its systems through to its final assembly. We are a leading supplier of advanced, total vehicle engineering, the world's largest independent assembler of complete vehicles and we produce components, modules and systems for most major areas of a vehicle. Our broad product capabilities distinguish us from our competitors and we intend to capitalize on these capabilities to continue to secure new business.

Growing Content Per Vehicle

        We currently possess a major market share in a number of product areas in which we compete and maintain strong relationships with most major automobile manufacturers in North America and Europe. As a result of these relationships, we have increased our average dollar content per vehicle in North America from approximately $146 in fiscal 1995 to approximately $731 in 2005, which represents a compound annual growth rate of approximately 17%, and in Europe from approximately $41 in fiscal 1995 to approximately $317 in 2005, which represents a compound annual growth rate of approximately 22%. We continue to pursue new programs and "takeover" business from our customers, with particular emphasis on foreign-based automobile manufacturers.

OPERATING STRUCTURE AND PRINCIPLES

Decentralization

        We follow a corporate policy of functional and operational decentralization, which we believe increases flexibility, customer responsiveness and productivity. Our manufacturing and assembly operations are conducted through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. Each division is a separate profit center under the authority of a general manager who has the discretion to determine rates of pay, hours of work, sources of supply and contracts to be performed, within the framework of our Corporate Constitution and our Employee Charter. Our divisions are aligned by geographic region in each of our product areas. Within a number of our product areas, we have regional management teams which are responsible for maintaining key customer, supplier and government contacts in their respective markets, while permitting our divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment. Our executive management teams in North America and Europe coordinate advanced systems development and manufacturing, allocate capital, ensure customer and employee satisfaction and manage succession planning within their respective regions. Our Corporate management team also interfaces with the investment community and our entire executive management team is responsible for our long-term strategic planning and future growth, as well as monitoring the performance of the management of our divisions.

Privatization of Spincos

        In 1982, our shareholders approved our Spinco policy of developing our automotive systems groups into self-sufficient public companies. The objective of this Spinco policy, which was in furtherance of our commitment to decentralization, was to establish one or more automotive systems groups as separate public corporations, or Spincos, over a period of time, while we remained as a major shareholder. Our role was to provide operational, technical, marketing and financial management and other services from time to time to each Spinco for an agreed upon affiliation fee. Historically, our Spinco policy provided us with numerous benefits, including increased decentralization and autonomy, improved operating flexibility, motivation of senior management and greater accountability and public scrutiny. Between 1995 and 2001, we spun-off three of our automotive systems groups into separate public companies — Tesma International Inc. (1995), Decoma International Inc. (1998) and Intier Automotive Inc. (2001). However, changing industry conditions, such as opportunities to meet our customers' needs for larger modules that involve two or more of our current product groups, necessitated a re-examination of our Spinco policy.

        In October 2004, we made separate proposals to the respective boards of directors of each of our three public subsidiaries, Decoma, Intier and Tesma, in each case to acquire all of the outstanding shares of each subsidiary not owned by us. The decision to make these proposals followed a review of our Spinco policy by, and recommendation of, a special committee of independent directors of our Board. During the first quarter of 2005, we completed the acquisition of the shares of Tesma and Decoma and in April 2005 we completed the acquisition of the shares of Intier. These privatizations have allowed us to improve our strategic positioning and to better exploit our various competencies, particularly our complete vehicle expertise. In addition, these privatizations have allowed us to re-align our product portfolio, for example, by combining the powertrain capabilities of our former Tesma and Magna Drivetrain businesses, and to avoid duplication of investment, particularly in new markets. We were also able to improve our financial liquidity by completing a new five-year revolving term credit facility that expires on October 12, 2010. The new facility replaced the various existing credit lines in place prior to the privatizations.

Realignment of Product Portfolio

        Following the completion of the privatizations of Decoma, Intier and Tesma, we re-aligned our product portfolio and strengthened our management team. Our seven former automotive systems groups were re-aligned on the basis of geographic and product area and Co-Chief Executive Officers were appointed with responsibility for North America and Europe, our primary markets. We also began to segment our financial results on a geographic basis between North America, Europe and Rest of World.

Reorganizations

        Between 1998 and 2003, we transferred substantially all of our automotive real estate assets to MI Developments. Further to a commitment made to our shareholders in 1998, all of our non-automotive assets (including non-automotive real estate) were transferred to Magna Entertainment. In March 2000, we completed the spin-off of approximately 20% of the voting equity of Magna Entertainment by way of stock dividend and, in August 2003, we divested all of our ownership interests in MI Developments and Magna Entertainment in a further spin-off transaction. See "SPIN-OFF OF MI DEVELOPMENTS INC. AND MAGNA ENTERTAINMENT CORP." below.

Operating Principles

        We are committed to a number of operating principles, including employee equity participation and profit sharing, incentive-based management compensation and an employee charter. See "ITEM 3. DESCRIPTION OF THE BUSINESS — HUMAN RESOURCES" below.

RECENT DEVELOPMENTS IN OUR BUSINESS

New Products and Technologies

        We believe that a significant portion of our internally generated sales growth in recent years has been due to our design and engineering capabilities and product innovation, which generally results in complex and highly engineered products which generate better returns than commodity-type products. This product innovation has resulted in the introduction of a number of significant automotive products and technologies, including the following recent ones:

Functional Objective		Magna Technological Innovation
Weight Optimization	•	Ultra high strength steel
	•	Hybrid (aluminum/steel) structures
	•	Light weight composites
	•	Light weight powertrain components
Safety	•	Slide-out VideoMirror™
Comfort, convenience and space optimization	•	Flexible cargo management system
	•	Intellispace™ interior systems
	•	Stow-in-floor seating
Alternative propulsion systems	•	Hydrogen fuel tank development

Material Acquisitions and Divestitures

        We have engaged in a number of acquisitions, divestitures, financings and securities transactions in the last three years, including the following:

        In February 2006, we completed the acquisition from Porsche of CTS Fahrzeug-Dachsysteme GmbH, Bietigheim-Bissinger, one of the world's leading manufacturers of roof systems for the automotive industry. The cash purchase price of 170 million euros plus assumed debt was satisfied on closing. CTS has six facilities in Europe and two in North America, with approximately 1,100 employees.

        During 2005, we completed the acquisition of a number of small manufacturing facilities. The total consideration paid by us for these acquisitions amounted to approximately $21 million of cash (net of cash acquired) and $12 million of assumed debt.

        On September 29, 2004, we completed the acquisition of the worldwide operations of DaimlerChrysler Corporation's wholly-owned subsidiary, New Venture Gear, Inc. The transaction involved the creation of a new joint venture, New Process Gear, Inc., initially owned 80% by us and 20% by DaimlerChrysler Corporation, to operate a manufacturing facility in Syracuse, New York. We will acquire DaimlerChrysler's interest in New Process Gear in September 2007. The transaction also involved the acquisition by us of certain other U.S. and European assets of New Venture Gear, including a manufacturing facility in Roitzsch, Germany and a research and development centre and sales office in Troy, Michigan. The New Venture Gear acquisition provided us with additional technological and manufacturing capacity and resources to take advantage of opportunities for sales growth in the drivetrain market. The total purchase price for 100% of New Venture Gear's business was $428 million, subject to post-closing adjustments. The purchase price was satisfied with a combination of $348 million in cash (net of cash acquired of $3 million) and $80 million in zero-coupon notes payable to DaimlerChrysler, which have a face value of $95 million and are due in December 2008. During 2005, the purchase equation for the New Venture Gear acquisition was finalized, which resulted in a cash purchase price adjustment of $18 million in our favour.

        In January 2004, Tesma completed the acquisition of Davis Industries, Inc., a powertrain components and assemblies supplier with three manufacturing plants in Indiana and Tennessee and an engineering centre in Michigan, for a purchase price of approximately $75 million, consisting of $45 million paid in cash and $30 million of assumed debt. This acquisition increased Tesma's manufacturing capabilities in the United States, including the south, providing Tesma with a closer presence to some of its non-traditional customers.

        During 2004, we also completed several smaller acquisitions, including a number of manufacturing facilities and engineering centres. The total consideration for the above noted acquisitions amounted to approximately $102 million, consisting of $69 million paid in cash and $33 million of assumed debt.

        In August 2003, we distributed to our shareholders 100% of MI Developments, which owns a majority of our automotive real estate and all of our former controlling equity interest in Magna Entertainment. See "SPIN-OFF OF MI DEVELOPMENTS INC. AND MAGNA ENTERTAINMENT CORP." below.

        In the future, we will continue to consider acquisitions of new technologies and strategic assets that complement our current portfolio of automotive technologies or expand our product breadth, provided that any such acquisition furthers our overall business strategy and potentially enhances our long-term earnings growth. In addition, we will consider acquisitions that will potentially diversify our customer base, provide us with installed capacity at an economical rate or involve the purchase of key assets at a discounted price. We will also continue to consider joint ventures with other suppliers in order to increase our business opportunities in various regions and enhance our relationships with certain automobile manufacturers. We generally analyze potential acquisitions and joint ventures using discounted cash flow criteria in an effort to secure shareholder returns and earnings growth. However, we expect that we will continue to expand primarily through organic growth.

Financings and Securities Transactions

        In October, 2005, we completed a new five-year revolving term facility that expires on October 12, 2010. The facility has a North American tranche of $1.57 billion, a European tranche of 300 million euros and an Asian tranche of $50 million.

        On April 4, 2005, we issued 2,332,748 Class A Subordinate Voting Shares in exchange for Intier's Class A Subordinate Voting Shares as part of our privatization of Intier. See "OPERATING STRUCTURE AND PRINCIPLES — Privatization of Spincos" above.

        On March 6, 2005, we issued 2,854,400 Class A Subordinate Voting Shares in exchange for Decoma's Class A Subordinate Voting Shares as part of our privatization of Decoma. See "OPERATING STRUCTURE AND PRINCIPLES — Privatization of Spincos" above.

        As part of the privatization of Decoma, we assumed Decoma's obligations in respect of its 6.5% Convertible Debentures in the principal amount outstanding of Cdn.$99,998,000 and maturing on March 31, 2010. Accordingly, these Convertible Debentures are convertible in whole or in part into our Class A Subordinate Voting Shares at a rate of Cdn.$91.19 for each of our Class A Subordinate Voting Shares. As a result, the principal amount of these Convertible Debentures is convertible into 1,096,590 of our Class A Subordinate Voting Shares.

        On February 6, 2005, we issued 6,687,709 Class A Subordinate Voting Shares in exchange for Tesma's Class A Subordinate Voting Shares as part of our privatization of Tesma. See "OPERATING STRUCTURE AND PRINCIPLES — Privatization of Spincos" above.

        In connection with the New Venture Gear acquisition (see "Acquisitions and Divestitures" above), we issued five series of unsecured zero-coupon notes on September 29, 2004 with an aggregate issue price of Cdn.$365 million ($287 million on issue date) and an aggregate amount due at maturity of Cdn.$415 million. The notes, which mature on various dates to December 2008, were sold in Canada on an underwritten private placement basis. The first and second series of notes, each having an amount due at maturity of Cdn.$55 million and having maturity dates of January 5, 2005 and January 4, 2006, respectively, have been repaid.

        During September 2004, we redeemed all of our outstanding 8.65% Series A Preferred Securities and 8.875% Series B Cumulative Quarterly Income Preferred Securities for $300 million in cash.

        In August 2003, the Toronto Stock Exchange and the New York Stock Exchange accepted notices of our intention to purchase for cancellation and/or for the purposes of our long-term retention (restricted share) program, up to 3,000,000 of our Class A Subordinate Voting Shares, representing less than 5% of our issued and outstanding Class A Subordinate Voting Shares, pursuant to a normal course issuer bid. Our normal course issuer bid, which was subject to a maximum aggregate expenditure of $200 million, commenced on August 12, 2003, following the expiry of our prior normal course issuer bid on August 11, 2003, and expired on August 11, 2004.

SPIN-OFF OF MI DEVELOPMENTS INC. AND MAGNA ENTERTAINMENT CORP.

        In September 2003, we spun-off to our shareholders 100% of MI Developments Inc., which operates as a publicly-traded company and owns a majority of our automotive real estate and a controlling equity interest in Magna Entertainment Corp. The transaction, which was approved by the holders of our Class A Subordinate Voting Shares and Class B Shares, with each class voting separately, was effected as a return of capital to our shareholders by way of a distribution of all of the outstanding shares of MI Developments on September 2, 2003, on the basis of one Class A Subordinate Voting Share of MI Developments for every two of our Class A Subordinate Voting Shares, and one Class B Share of MI Developments for every two of our Class B Shares, in each case to our shareholders of record as of the close of business on August 29, 2003. Also on August 29, 2003, we completed a reorganization of our controlling equity interest in Magna Entertainment and, as a result, it became held solely by MI Developments. Previously, in March 2000, we completed the spin-off of approximately 20% of the voting equity of Magna Entertainment. As a result of these transactions, we no longer have any ownership interest in either of MI Developments or Magna Entertainment.

        We continue to occupy and use the automotive real estate owned by MI Developments, pursuant to long-term leases. We have also in the past engaged in real estate development activities directly with competitors of MI Developments. We believe that the terms of our leases with MI Development are on arm's length commercial terms. Any material lease, construction or other arrangements with MI Developments are reviewed and approved by our Corporate Governance and Compensation Committee in advance of any commitments by us or any of our subsidiaries.

        As a result of the spin-off transaction, our financial results for 2003 were restated to reflect the financial results of Magna Entertainment as discontinued operations. However, because we continue to occupy the automotive real estate under long-term leases with MI Developments, the operations of MI Developments' real estate business are disclosed as continuing operations in our financial statements until August 29, 2003.

        In anticipation of the spin-off of Magna Entertainment, we entered into a Forbearance Agreement in 1999 which restricted our ability to make debt or equity investments in, or give financial assistance to Magna Entertainment. This agreement also restricts our ability to invest in any business or assets determined in good faith by our independent directors to be non-automotive related and not ancillary or incidental to our automotive related business. This agreement will expire in accordance with its terms on May 31, 2006 and will not be extended.

ITEM 3.    DESCRIPTION OF THE BUSINESS

        We operate internationally through divisions, which function as autonomous business units operating within pre-determined guidelines. Our divisions have been aligned on a geographic basis in order to meet the needs of our customers and respond to regional economic and industry factors, including interest rates, fuel prices and availability, infrastructure, legislative changes, environmental emission and safety issues and labour and/or trade relations. Accordingly, we operate in three geographic markets — North America, Europe and Rest of World, each of which is a separate reporting segment. In recognition of the importance of our two primary geographic markets, North America and Europe, we have appointed a Co-Chief Executive Officer with responsibility for each of these regions.

        We also maintain corporate and other operations, which constitute a separate reportable segment, that consist of operations that support or are ancillary to our automotive operations and included our automotive real estate operations until the spin-off of MI Developments on August 29, 2003.

PRODUCT CAPABILITIES

        Despite operating and managing our business on a geographic basis, we possess product capabilities which span across such geographic regions. These capabilities include:

Metal Body & Chassis Systems

Cosma International

        We offer metal body and chassis products and design and engineering services through divisions located in North America (Canada, United States and Mexico), Europe (Germany, Austria, France, Ireland, Poland and the Czech Republic) and Rest of World (Japan, Korea, India and China).

        Examples of the types of metal body and chassis systems and products we offer include:

Body Systems	Chassis Systems
Complete Body-In-White
Floor Pans
Underbody Assemblies
Door/Hood/Deck Assemblies
Roof Panels
Fender/Quarter Panels
Tailgate/Liftgate Assemblies
A, B, C and D Pillars
Bumper Beams
Door Intrusion Systems
Oil Strainers
Heat Shields	Crossmember Assemblies Radiator Supports Shock Towers Engine Cradles Front and Rear Sub-Frame Assemblies Front and Rear Suspension Modules Control Arms Frame Rails Full Frame Assemblies

        We also possess extensive capabilities relating to the building of prototypes and concept vehicles, as well as designing, engineering and building the tools, dies and assembly equipment necessary for the production of our metal body and chassis products.

        Our metal body and chassis systems divisions employ a number of different metalforming technologies such as hydroforming, stamping, roll forming, draw bending, hot stamping, advanced welding technologies, as well as finishing technologies such as e-coating, heat treating and high temperature wax coating.

Plastic Body, Lighting and Exterior Trim Systems

Decoma International

        We offer a variety of plastic body, lighting and exterior trim systems through manufacturing divisions and engineering facilities located in North America (Canada, United States and Mexico) and Europe (Germany, United Kingdom, Belgium, Poland and Austria).

        Examples of the types of plastic body, lighting and exterior trim systems and products we offer include:

Front and Rear Bumper Systems	Exterior Trim	Lighting Systems
Front and Rear Fascias
Front and Rear End Modules
Energy Management Systems

 Greenhouse Systems
Backlit Mouldings
Belt and Windshield Mouldings
Pillar Appliques
Door Surround Mouldings
Roof Drip Mouldings
Cowl Screens
Window Surround Module

 Top Systems
Hard/Soft Tonneau Covers
Light Bars	Body Side Mouldings and
    Claddings
Wheel Opening Mouldings
Running Boards
Rocker Panels
Stone Guards/Mud Flaps
Vertical Body Panels
Front and Truckside Fenders
Spoilers and Grilles
Door Panels
Quarter Panels

 Sealing Systems
Door Seals
Inner & Outer Belt Seals
Glass Run Channels
Slide Door, Pop-Out Window and Liftgate Seals
Complete Convertible Sealing
System	Halogen Headlamps
Xenon Headlamps
Projector and Reflector Optics
LED Forward Lighting
Adaptive Lighting Systems
Fog Lamps
Rear Combination Lamps
Rear Lighting Appliques
High Mount Stop Lamps
LED Signal Lighting
Accessory Lighting
World Homologated Lamps

 Polymeric Glazing Systems
Backlites and Quarter Windows
Decklid Appliques
Fixed Vent Windows
Sun Roof, T-Tops and Targa Roofs

        We utilize a number of different technologies in connection with these products, including: moulding technologies, such as injection moulding, structural reaction injection, reaction injection, compression and thermoset moulding; metal forming processes, like metal stamping, roll forming, tube forming and stretch bending; extrusion processes, such as co-extrusion, thermoset and thermoplastic extrusion; and finishing processes, including painting, hardcoating, chrome plating, vacuum metallization and anodizing. In addition to our primary manufacturing capabilities in this product area, we also perform second stage vehicle assembly work, primarily for General Motors and DaimlerChrysler's MOPAR specialty vehicle production programs.

Closure Systems

Magna Closures

        We offer automotive closure systems and/or product design, engineering, testing and validation services, through divisions located in North America (Canada, United States and Mexico), Europe (Germany, Italy, Poland, France and the Czech Republic) and Rest of World (Brazil and China).

        Examples of the types of closures systems and products we offer include:

Door Modules	Power Closure Systems	Latching Systems
Complete Door Modules
Sealed Modules
Hardware Trim Modules
Integrated Trim Modules
Structural Plastic Modules
Liftgate and Tailgate Modules
Mid-Door Modules

 Window Systems
Single and Dual Rail Systems
Cable and Drum Systems
Arm and Sector Systems
Quarter Systems
Rear Window Systems
Integrated Electronics
Obstacle Detection	Power Sliding Doors Power Liftgates Integrated Electronics Obstacle Detection Driver Controls Adjustable Pedals Fixed Pedals Park Brakes	Side Door Latches Sliding Door Latches Liftgate Latches Hood Latches Tailgate, Decklid Latches Actuator Assemblies Handle Assemblies Inside Handles Outside Handles

        The primary processes used in our closures operations are light stamping and assembly.

        In addition to our manufacturing capabilities in this product area, we operate the Closures Technical Centre which provides us with full testing capabilities for the development and evaluation of automobiles, modules, systems and components. In particular, the Closures Technical Centre contains a vehicle sound chamber for acoustics testing. This vehicle sound chamber enables noise characteristic and sound quality testing to be conducted on a wide range of closure systems, including power sliding doors, power window regulators and door latches, and it assists us in engineering components and systems with reduced noise, vibration and harshness.

Interior Systems

Intier Automotive Interiors

        We offer a range of automotive interiors systems and products, as well as market and consumer research, concept development, design and engineering, electronics/electrical integration, testing and validation, and program management services through divisions located in North America (United States, Canada and Mexico), Europe (United Kingdom, Germany, Austria and Spain) and Rest of World (through joint ventures in China and Korea).

        Examples of the types of interior systems and products we offer include:

Sidewall and Trim Systems	Cockpit Systems	Overhead Systems
Door Trim Modules Interior Garnish Trim Door and Side Panels Rear Cargo and Trunk Trim Systems Package Trays	Cockpit Modules
Instrument Panels
Multiple Surface Materials (Soft,
    Hard and Grain Options)
Floor Consoles

 Cargo Management Systems
Sliding and Stationary Load Floors
Accessible Floor Bins
Multi-Level Shelf Systems
	Integrated Cargo Organizers	Complete Overhead Systems Headliner Substrates Sunvisors Consoles Grab Handles Lighting Floor Carpet and Complete Vehicle Acoustic Systems Carpet Bootspace and Trunk Trim Acoustic Countermeasures

        Our interior systems capabilities also include complete interior integration.

        Some of the technologies and processes involved with the foregoing include low pressure and injection moulding, compression moulding, vacuum forming, slush moulding and spray urethane.

        Our product capabilities in interior systems are conducted in part through several external joint ventures, including:

•	a 45% equity interest in Dakkota L.L.C., a joint venture with Rush Group L.L.C., a minority supplier certified by the Michigan Minority Business Development Council, which provides sequencing, logistics management and assembly services with respect to several programs for which we supply interior systems products.
•
a 50% equity interest in the Magna Kansei joint venture in the United Kingdom with Calsonic International Europe, which supplies instrument panels (including sequenced modular cockpits), door panels, consoles and other large mouldings for vehicle interiors for BMW, Honda, Toyota, Nissan, Jaguar and Land Rover in Europe;
•
a 60% equity interest in InterLink Automotive L.L.C., a Michigan joint venture with Llink Technologies L.L.C., which was created for the development, sales and marketing of sun visor and related products; and
•
a 50% interest in Dae Yee Intier Co. Ltd., a Korean joint venture with Dae Yee Industrial Co., Ltd., Hansan Co. Ltd., and two Korean individual shareholders, which supplies instrument panels and related products in Korea to General Motors Daewoo Automotive Technology.

Seating Systems

Intier Automotive Seating

        We offer full seating systems and seating hardware systems, as well as related market and consumer research, full concept development, design and engineering, testing and validation services through divisions located in North America (Canada, United States and Mexico), Europe (Germany, United Kingdom, Spain, the Czech Republic, Poland and Turkey) and Rest of World (through a joint venture in China).

        Examples of the types of seating systems and products we offer include:

Seating Systems	Seating Hardware Systems
In-Vehicle Stowable Seating ➢ Stow-in-Floor ➢ Stow-to-Floor ➢ Other Specialty Options Modular Seat Assemblies Integrated Child Safety Seats Integrated Occupant Safety Restraints Trim Covers	Specialty Mechanisms for In-Vehicle Seat Stowage
➢ Stow-in-Floor
➢ Stow-to-Floor
➢ Other Specialty Options
Manual Adjusters
Seat Height Adjusters
EZ Entry™ Mechanisms
Fold & Tumble™ Mechanisms
Manual Recliners
Fold Flat Mechanisms
Specialty Latches
Spring Suspension Systems
Risers
Folding Load Floor Panels
Sliding Cargo Load Floor

        Some of the technologies and processes used in the manufacture of seating and seat components include traditional "cut & sew" technology as well as our patented Mold-In-Place™ technology.

        Some of our seating systems capabilities are offered through joint ventures, including the following external joint ventures:

•	a 50% equity interest in the Bloomington-Normal Seating Company, a joint venture with Namba Press Works Co. Ltd., which manufactures complete seating systems in Illinois for Mitsubishi;
•
a 50% equity interest in the Shanghai Lomason Automotive Seating Company joint venture with Shanghai Jiao Yun Co. Ltd., which manufactures seat frames, metal stampings and complete aftermarket seats in China;
•
a 50% equity interest in Gra-Mag Truck Interior Systems, L.L.C., a joint venture with Grammer AG with operations in Ohio and Michigan, which supplies seating systems to the North American medium and heavy duty truck market; and
•	a 32% equity interest in Camaco L.L.C., which is a registered minority supplier of seat frames with operations in Nebraska, Arkansas and Michigan, which supplies seat frames to us and other customers.

Mirror Systems

Magna Donnelly

        We offer a range of exterior and interior mirrors, as well as engineered glass products through divisions located in North America (United States and Mexico), Europe (Germany, Austria, France, Ireland, Slovakia, Spain and Sweden) and Rest of World (China).

        Examples of the types of mirrors and engineered glass systems and products we offer include:

Interior Mirrors (Prismatic and Electrochromic)	Exterior Mirrors	Engineered Glass
Compass/Temperature/Lighting Microphones/OnStar Rain Sensor Display-on-Demand Electronic Toll Collection	TurnSignal™/Illuminator™ Mirror PowerExtend™/PowerFold™ Mirror Frameless Electrochromic Mirror Camera Vision Systems Slideout VideoMirror™ with ReversAid™	PVC & RIM Encapsulation Horizontal & Vertical Power Sliders Flush Sunroof™ System Movable Quarter & Vent Modules

        Processes used in the manufacture of our mirrors and engineered glass products include injection moulding, painting and assembly.

Electronic Systems

Magna Electronics

        We currently offer our customers a number of electronic systems through one division in North America (United States) and one division in Europe (Germany).

        Examples of the types of electronic systems and products we offer include:

Power Systems	Driver Assistance & Safety	Body Electronics
Deployable Running Board Controls Transfer Case Control Modules Hybrid Vehicle Power Controls HVAC Motor Controls Power Liftgate Controls	Intelligent Headlamp Control/ Lane Departure Warning ReversAid™ ParkAssist™	Mirror Electronics Zone Control Modules Instrumentation and Sensors Overhead Console Electronics Electronic Gear Shift Indicators Trailer Modules Windshield Electronics Modules

Powertrain and Drivetrain Systems

Magna Powertrain

        We offer powertrain and drivetrain systems, modules and components through divisions located in North America (Canada, United States and Mexico), Europe (Austria, Germany and Italy) and Rest of World (South Korea, China and Brazil). We are one of the leading suppliers of technologically advanced all-wheel and four-wheel drive systems, including modules such as transfer cases, front axle drives, power take-off units and torque management devices, as well as manual transaxles and a wide variety of engine and transmission products. We are also a leading supplier of front end accessory drive systems, including belt tensioning products.

        Examples of the types of powertrain and drivetrain products we offer include:

Drivetrain Systems & Components	Engine Systems & Components	Axles & Chassis Modules
AWD/4WD Systems
Transfer Cases
Front Axle Drives
Power Take-Off Units
Torque Management Devices
Manual Transaxles
Flexplates
Transmission Oil Pumps
Oil Pan Assemblies
Aluminum Castings and Machined
    Components
Clutch Housings/Components
Clutch Modules
6 Speed Modules
Drive Hubs and Housings
Shafts and Shaft Assemblies	Mass Balancing Systems
Front Cover Modules
Oil Pan Assemblies
Cam and Rocker Covers
Aluminum Castings and Machined
    Components
Engine Oil Pumps
Water Pumps
Water Management Components
FEAD Systems/Tensioners
Pulleys and Idler Assemblies
Alternator Decouplers
	Engine Dress	Independent Rear and Front Suspension Modules Beam Axles

        Our powertrain and drivetrain divisions employ a variety of different manufacturing capabilities and processing technologies in their operations, including metal die-forming, flow-forming, stamping and spinning, synchronous roll-forming, die-spline rolling, precision-heavy stamping, fineblanking, aluminum die casting and precision machining, magnesium machining, plastic injection moulding and plastic welding, soft and hard processing of gear wheels and shafts, rotary swaging, hardening, laser welding, automated assembly and end of line testing.

        We conduct some of our powertrain operations through joint ventures, including:

•	our 76.8% partnership interest in the Litens Automotive Partnership, a joint venture with members of its senior management, which is a leading supplier of highly-engineered drive system products, including accessory and timing belt drive tensioner products and systems, overrunning alternator decoupler assemblies, idler and crankshaft pulley assemblies and tubular drive shaft assemblies, with divisions in North America (Canada), Europe (Germany) and Rest of World (China and Brazil);
•
our 50% equity interest in STT Technologies Inc., a joint venture with SHW Automotive GmbH, which supplies oil pumps for North American engine and transmission applications, from a division in North America (Canada); and

•	our 80% equity interest in New Process Gear, Inc., a joint venture with DaimlerChrysler Corporation created in connection with our acquisition of the New Venture Gear business from DaimlerChrysler in 2004 (See "ITEM 2. GENERAL DEVELOPMENT OF THE BUSINESS — RECENT DEVELOPMENTS IN OUR BUSINESS — Material Acquisitions and Divestitures"), which supplies single and double-speed transfer cases (for active, part-time and manual 4WD systems), manual transaxles, compounders, adaptors and a variety of machined shafts, gears and housings, from a division in North America (United States). We will acquire DaimlerChrysler's interest in New Process Gear in September 2007.

Roof Systems

Magna Car Top Systems

        We offer various automotive roof systems through divisions located in North America (United States) and Europe (Germany and Belgium).

        Examples of the type of roof systems products we offer include:

  Soft Tops
  Hard Tops
  Retractable Hard Tops
  Roof Modules
  Alternative Roof Solutions

        Processes employed in our roof systems operations include textile cut and sew, as well as assembly.

Complete Vehicle Engineering and Assembly

Magna Steyr

        We offer complete vehicle assembly through a division located in Europe (Austria) and complete vehicle engineering through divisions located in North America (United States), Europe (Austria, Germany, France and Hungary) and Rest of World (India).

        We are the automotive industry's leading independent assembler of low-volume, derivative, specialty and other vehicles for automobile manufacturers. Our capabilities in this product area enable us to participate in the vehicle and systems concept and design process through: involvement in advance development and the preparation of feasibility studies; the development phase, in which technical calculations and simulations are performed and full vehicle prototypes are built; and the vehicle testing and production planning stage. In connection with our assembly operations, we perform procurement, logistics, painting and quality management, as well as the actual vehicle assembly.

RESEARCH AND DEVELOPMENT

        We have historically emphasized technology development and have a policy, embodied in our Corporate Constitution, to allocate a minimum of 7% of our pre-tax profits (as defined in the Corporate Constitution) for each financial year to research and development during that financial year or the next succeeding financial year. See "ITEM 9. CORPORATE CONSTITUTION — Research and Development" below.

        Our past development activities have resulted in a number of new and improved manufacturing processes and proprietary products, including those discussed above under "ITEM 2. GENERAL DEVELOPMENT OF THE BUSINESS — RECENT DEVELOPMENTS IN OUR BUSINESS — New Products and Technologies" above. We expect that our involvement in the development of manufacturing technology and product technology in cooperation with automobile manufacturers will increase as automobile manufacturers further involve suppliers in the vehicle development process.

MANUFACTURING AND ENGINEERING

Facilities

        As at December 31, 2005, we had 224 manufacturing facilities, including 12 joint venture facilities, of which 126 are in North America, 86 are in Europe, and 12 are in Rest of World (Asia and South America). These manufacturing facilities occupied approximately 41.4 million square feet, of which approximately 56% was leased from MI Developments, 17% was owned by us and the remaining 27% was leased from third parties. As at December 31, 2005, our manufacturing facilities ranged in size from approximately 8,700 to over three million square feet of floor space. Most of our manufacturing facilities maintain an in-house tooling capability with a staff of experienced tool and die makers. As production becomes more automated, the size and potential production capacity of our typical facility increases. We are operating many of our manufacturing facilities on a multi-shift basis.

        As at December 31, 2005, we also operated 60 product development and engineering facilities, including three joint venture facilities, of which 27 are in North America, 26 are in Europe and seven are in Rest of World (Asia). Such facilities occupy approximately 3.0 million square feet, of which approximately 55% was leased from MI Developments, 29% was leased from third parties and the remaining 16% was owned by us.

        Leases typically have terms of five years or more with options to renew.

Key Commodities

        We purchase our key commodities to the extent possible from domestic suppliers in the jurisdictions in which we do business. Factors such as price, quality, transportation costs, warehousing costs, availability of supply and timeliness of delivery have an impact on the decision to source from certain suppliers. In the past, we have purchased key commodities offshore when shortages of materials, such as certain high quality grades of steel, have occurred. Over the last year, we have experienced significant price increases for key commodities used in our parts production, particularly steel and resin, and expect such prices to remain at elevated levels in 2006 compared to earlier this decade. Approximately half of our steel is acquired through resale programs operated by automobile manufacturers, which do not expose us to steel price increases, and the balance is acquired through spot, short-term and long-term contracts. However, a steel supplier has challenged its agreements with us and, to the extent that it successfully continues to dispute, terminate or otherwise refuse to honour its contracts, our exposure to steel price increases may increase to the extent that steel prices remain at elevated levels. To date, we have not experienced any significant difficulty in obtaining supplies of parts, components or key commodities for our manufacturing operations, including steel and steel products. We do not carry inventories of either key commodities or finished products in excess of those reasonably required to meet production and shipping schedules.

HUMAN RESOURCES

        As at December 31, 2005, we employed over 82,000 people, including approximately 22,200 in Canada, 28,650 in Europe, 18,050 in the United States, 10,800 in Mexico, 2,500 in Asia and 600 in South America.

Human Resource Principles

Employee Equity Participation and Profit Sharing Program

        Since 1975, we have maintained an employee equity and profit participation program to foster participation in profits and share ownership by our eligible employees. Our Corporate Constitution requires that 10% of our employee pre-tax profits before profit sharing (as defined in our Corporate Constitution) for a fiscal period be allocated to (i) the employee equity participation and profit sharing plan, (ii) contributions to a company pension plan, or (iii) a cash distribution to eligible employees. See "ITEM 9. CORPORATE CONSTITUTION — Employee Equity Participation and Profit Sharing Programs" below.

Management Incentive Compensation

        We believe that profit participation motivates members of management. Accordingly, our management compensation structure consists of a base salary, which is generally below base salaries for comparable positions within an appropriate comparator group of North American companies which have global businesses and are not generally increased on an annual basis, as well as an incentive bonus based on profits. Our Corporate Constitution provides that aggregate profit participation (incentive bonuses) paid and payable to Corporate Management (as defined in the Corporate Constitution) in respect of any financial year must not exceed 6% of our Pre-tax Profits Before Profit Sharing (as defined in the Corporate Constitution) for that financial year. See "ITEM 9. CORPORATE CONSTITUTION — Incentive Bonuses; Management Base Salaries" below.

Employee's Charter

        We are committed to an operating philosophy based on fairness and concern for people. This philosophy is part of our "Fair Enterprise" culture in which employees and management share in the responsibility to help ensure our success. Our Employee's Charter embodies this philosophy through the following principles:

•	Job Security — Being competitive by making a better product for a better price is the best way to enhance job security. We are committed to working together with our employees to help protect their job security. To assist in this regard, we will provide job counselling, training and employee assistance programs to our employees.
•	A Safe and Healthful Workplace — We strive to provide our employees with a working environment which is safe and healthful.
•	Fair Treatment — We offer equal opportunities based on an individual's qualifications and performance, free from discrimination or favouritism.
•
Competitive Wages and Benefits — We will provide our employees with information which will enable them to compare their total compensation, including total wages and total benefits, with those earned by employees of our competitors, as well as with other plants in the communities in which our plants are located. Should total compensation be below average, wages will be adjusted.
•	Employee Equity and Profit Participation — We believe that every one of our employees should share in our financial success.
•
Communication and Information — Through regular monthly meetings between management and employees and through publications, we will provide our employees with information so that they will know what is going on in the company and in the industry.
•
Employee Hotline — Should any of our employees have a problem, or feel the foregoing principles are not being met, we encourage them to call the Hotline or use self-addressed Hotline envelopes to register their complaints. Employees do not have to give their names, but if they do, it will be held in strict confidence. Hotline investigators who are independent from divisional management will answer an employee's call. The Hotline is committed to investigating and resolving all concerns or complaints and must report the outcome to our global human resources department and, in certain cases, to our Audit Committee.
•
Employee Relations Advisory Board — The Employee Relations Advisory Board is a group of people who have proven recognition and credibility relating to humanitarian and social issues. This Board monitors, advises and ensures that we operate within the spirit of our Employee's Charter and the principles of our Corporate Constitution.

Human Resource Policies

        In furtherance of our commitment to fairness, as demonstrated in our Employee's Charter, we have established Fairness Committees in most of our North American and in many European manufacturing facilities which enable employees at such facilities to have many of their concerns resolved by a committee comprised of both management and employees. Most of our North American manufacturing facilities also have an Employee Advocate who works with our employees and management to ensure that any concerns that arise in the workplace are addressed quickly and in accordance with our Employee's Charter, Corporate Constitution and operating principles. Employee Advocates can only be removed if more than 55% of the shop floor employees at the applicable division vote to remove him or her through a periodic secret ballot.

        We have established many employee communication programs, such as monthly divisional employee meetings, continuous improvement team meetings, an employee hotline and employee opinion surveys to help ensure employee involvement and feedback. In addition, we maintain a 100 acre recreational park within 20 miles of most of our Toronto-area facilities for use by our employees and their families.

        In addition to the employee equity participation and profit sharing programs discussed above under "Human Resource Principles", we maintain a group registered retirement savings plan in Canada and a 401(k) plan in the United States whereby we partially match employees' contributions made through payroll deductions. These plans complement the employee equity participation and profit sharing programs and the pension plans, and are designed to assist employees in providing replacement income for retirement. The pension plans that commenced in January 2001 for Canadian and U.S. employees were closed to new participants as of January 1, 2005.

Labour Relations

        We believe that we maintain positive relations with our employees and, where applicable, with the unions representing the employees at certain of our automotive divisions.

        Employees of our Mississauga Seating division in Mississauga, Ontario, as well as employees of our Integram Windsor and Innovatech seating divisions in Windsor, Ontario, are covered by collective agreements with the National Automobile, Aerospace, Transportation and General Workers Union of Canada (CAW). Employees of our Integram St. Louis, Excelsior Springs, Lewisburg, Lordstown and Techcraft seating divisions and our Ontegra Brighton and Shreveport interiors divisions are represented in the United States by the International Union, United Automobile Aerospace and Agricultural Workers of America (UAW). Employees of our New Process Gear facility in Syracuse, New York are also represented by the UAW. The forms of collective agreements negotiated with the CAW and the UAW recognize our unique operating philosophy, including our Employee's Charter and fundamental Fair Enterprise principles. Most of these agreements recognize the need for wages and benefits to be competitive with our competitors, rather than those paid by our customers' vehicle assembly operations. One of the key features of these agreements is the "no strike — no lock-out" language during the life of such agreements.

        Employees at a number of our divisions in Mexico are currently covered by collective bargaining agreements with various unions. These divisions are Autotek (Puebla), Sonora Forming Technologies (Hermosillo), Decoplas (Mexico City), Litetek (Matamoros), Magna Donnelly (Monterrey), as well as Formex, Estampados Magna, Magna Interior Systems de Mexico and Magna Powertrain de Mexico (all in Saltillo).

        Various unions represent employees at certain of Intier's interior systems and seating divisions, as well as certain of Decoma's divisions, in the United Kingdom. Certain of our European employees are covered by national industry-wide agreements relating to compensation and employment conditions and are members of in-house employees' associations or trade unions.

        From time to time, various unions seek to represent groups of our employees and, as a result, we may become party to additional collective agreements in the future.

COMPETITION

        We face numerous sources of competition in the markets in which we operate, including from automobile manufacturers, other outside automotive suppliers and numerous other suppliers in which one or more automobile manufacturers may have direct or indirect investments. We believe that there are a number of suppliers that can produce some of the components, assemblies, modules and systems that we currently produce. Some of our competitors have greater technical or marketing resources than we do and some of them are dominant in markets in which we operate, however, we are the only supplier with product capabilities spanning most major areas of a vehicle.

        The basis on which automobile manufacturers select automotive suppliers is determined by a number of factors, including price, quality, service, historical performance, timeliness of delivery, proprietary technologies, scope of in-house capabilities, existing agreements, responsiveness to the customer, the supplier's overall relationship with the automobile manufacturer, the degree of available and unutilized capacity or resources in the manufacturing facilities of the automobile manufacturer, collective bargaining agreement provisions, labour relations issues, financial strength and other factors. The number of competitors that are solicited by automobile manufacturers to bid on any individual product has been reduced in many cases and we expect further reductions as automobile manufacturers follow through on their stated intentions of dealing with fewer suppliers and rewarding those suppliers with earlier and deeper involvement.

SALES AND MARKETING

Sales Offices

        We sell our products directly to automobile manufacturers located in North America through sales offices located in Canada and the United States. Additionally, we sell directly to automobile manufacturers located in Europe through sales offices located primarily in Austria, Germany, the United Kingdom, France, Italy and Spain. Our sales to automobile manufacturers in Rest of World are made with the assistance of representative offices in Japan, China, South Korea, Brazil, India and Thailand. The various internal operating divisions and subsidiaries of the automobile manufacturers normally initiate many of their own purchasing decisions. As a result, an automobile manufacturer may effectively constitute multiple customers, although this is changing as automobile manufacturers are increasingly seeking to source global platforms.

Purchase Orders

        Our sales are generated through customer requests to quote on particular products, including parts, components and assemblies, and the tools and dies to produce parts. Purchase orders for our products are typically for one or more models, and typically extend over the life of each model, which is generally four to seven years. However, purchase orders issued by our automobile manufacturer customers typically do not require them to purchase any minimum number of our products. Releases under such purchase orders, which authorize us to supply specific quantities of products, are issued for planning, raw material and production purposes typically over a one to four month period in advance of anticipated delivery dates. The actual number of products that we supply under purchase orders in any given year is dependent upon the number of vehicles produced by the automobile manufacturers of the specific models in which those products are incorporated.

        It has been our experience that once we receive purchase orders for products for a particular vehicle model or program, we will usually continue to supply those products until the end of that model or program. However, automobile manufacturers could cease sourcing their production requirements from us for a number of reasons, including if we refuse to accept demands for price reductions or other concessions. We have also obtained new business from our customers and on a "takeover" basis from our competitors. This occurs where parts for certain programs are already in production at the automobile manufacturers' facilities or at our competitors' facilities and, for various reasons, those parts are "re-sourced" to us for production at our facilities.

ENVIRONMENTAL MATTERS

Health, Safety and Environmental Policy

        We are subject to a wide range of environmental laws and regulations relating to air emissions, soil and ground water quality, wastewater discharge, waste management and storage of hazardous substances. We aim to be an industry leader in environmental compliance with the intention to prevent pollution by reducing the impact of our operations on the environment and through technological innovation and process efficiencies. In furtherance of this aim, our Health, Safety and Environmental Policy commits us to:

•	complying with, and exceeding where possible, all applicable health, safety and environmental laws, regulations and standards in all of our operations and conforming to our internal standards based on generally accepted environmental practices and established industry codes of practice;
•	regularly evaluating and monitoring past and present business activities impacting upon health, safety and environmental matters;
•
improving upon the efficient use of natural resources, including energy, to minimizing waste streams and emissions, and to implementing effective recycling in manufacturing operations through the use of locally set continuous improvement targets;
•	utilizing innovative design and engineering to reduce the environmental impact of our products during vehicle operation and at end of life;
•	ensuring that a systematic review program is implemented and monitored at all times for each of our operations, with the goal of continual improvement in health, safety and environmental matters; and
•	ensuring that adequate reports on health, safety and environmental matters are presented to our Board of Directors on an annual basis, at a minimum.

        A Health and Safety and Environmental Committee of our Board of Directors assists in overseeing our management's handling of health, safety and environmental issues and annually reviews our Health, Safety and Environmental Policy.

Environmental Compliance

        As part of our commitment to environmental compliance, we also intend to achieve company-wide compliance with ISO 14001 standards. As of December 31, 2005, 164 of our manufacturing facilities were ISO 14001 certified.

        We operate a number of manufacturing facilities that use environmentally sensitive processes and hazardous materials. We believe that all of these operations meet, in all material respects, applicable governmental standards for waste handling and emissions. Notwithstanding this compliance, we have in the past and may in the future experience complaints regarding some of our manufacturing facilities from neighbouring parties. In the past, such complaints have been addressed by open dialogue with relevant stakeholders and, where appropriate, manufacturing process adjustments.

        We are also subject to environmental laws requiring investigation and clean-up of environmental contamination. From time to time, our operations and properties become the subject of inquiries or investigations of environmental regulators. We are in various stages of investigation or clean-up at our manufacturing facilities where contamination has been alleged. These stages include performing periodic soil and groundwater sampling, determining the most appropriate corrective action approach for remediating the contamination and obtaining regulatory approval of such approach, performing the remediation and monitoring the status of our remediation. Estimating environmental clean-up liabilities is complex and heavily dependent on the nature and extent of historical information and physical data about the contaminated site, the complexity of the contamination, the uncertainty of which remedy to apply and the outcome of discussions with regulatory authorities relating to the contamination. To date, the costs incurred in complying with environmental laws and regulations, including the costs of clean-up and remediation, have not had a material adverse effect on us, however, changes in these government laws and regulations are ongoing and may make environmental compliance, such as emissions control and waste disposal, increasingly expensive.

        We are subject to environmental laws and regulations both as tenant and owner of our properties. The majority of our automotive real estate is leased from MI Developments. Our leases with MI Developments generally provide that we, as tenant, must maintain the leased properties in accordance with all applicable laws, including environmental laws. We are also responsible for removing all hazardous and toxic substances when and as required by applicable laws and, in any event, prior to the termination of our occupation of the leased properties. This applies whether or not the contamination occurred prior to our use of the leased properties, unless it was not caused or exacerbated by our use. Our leases generally also contain indemnities in favour of MI Developments with respect to environmental matters, and those indemnities expire after a specified period of time following the termination of the leases.

INTELLECTUAL PROPERTY

        We own and use numerous patents and patent applications in connection with our operations. We are also licensed to use patents or technology owned by others. From time to time, claims of patent infringement are made by or against us. None of the claims against us has had, and we believe that none of the current claims will have, a material adverse effect upon us. While in the aggregate our patents and licenses are considered important in the operation of our business, we do not consider them of such importance that their expiry would materially affect our business.

RISK FACTORS

        The industry in which we compete and the business we conduct are subject to a number of risks and uncertainties. These risks and uncertainties, together with certain assumptions, also underlie the forward-looking statements made in this Annual Information Form. In order to fully understand these risks, uncertainties and assumptions, you should carefully consider the following risk factors in addition to other information included in this Annual Information Form.

Risks Relating to Our Industry and Operations

Declining production volumes caused by industry cyclicality and changes in consumer demand for vehicles could have a material adverse effect on our profitability.

        The global automotive industry is cyclical and consumer demand for automobiles is sensitive to changes in certain economic and political conditions, including interest rates and international conflicts (including acts of terrorism). Automotive sales and production can also be affected by other factors, including labour relations issues, regulatory requirements and trade agreements. In North America, the industry is characterized by significant overcapacity, fierce competition and significant pension and other post-employment benefit costs for the domestic automobile manufacturers. In Europe, the market structure is relatively fragmented with significant overcapacity. As a result of these conditions, some of our customers are currently experiencing or may in the future experience reduced consumer demand for their vehicles, leading to declining vehicle production volumes. A reduction in vehicle production volumes by any of our significant customers could have a material adverse effect on our profitability.

If any of our customers are unable to satisfy their financial obligations or seek protection from their creditors, we may incur significant costs, which could have a material adverse effect on our profitability and financial condition.

        Rising healthcare, pension and other post-employment benefit costs are having a significant adverse effect on the profitability and competitiveness of a number of North American and European automobile manufacturers and automotive component suppliers. Increased raw material prices, including steel and resins, are also adversely affecting automobile manufacturers and automotive component suppliers. Other economic conditions, such as increased gas prices, have affected and could further threaten sales of certain models, such as full-size sport utility vehicles. All of these conditions, coupled with a continued decline in market share, could further threaten the financial condition of some of our customers, putting additional pressure on us to reduce our prices and exposing us to greater credit risk. In the event that our customers are unable to satisfy their financial obligations or seek protection from their creditors, as in the case of MG Rover, we may incur additional expenses as a result of such credit exposure, which could have a material adverse effect on our profitability and financial condition.

A reduction in production volumes of specific vehicles by our customers could have an adverse effect on our sales and profitability.

        Although we supply parts to all of the leading automobile manufacturers, a significant majority of our sales are to four such customers, two of which are rated as below investment grade by credit rating agencies. We are attempting to further diversify our customer base, particularly to increase our business with Asian based automobile manufacturers. A decline in overall production volumes by any of our four largest customers could have an adverse effect on our profitability, particularly if we are unable to further diversify our customer base. Moreover, while we supply parts for a wide variety of vehicles produced in North America and Europe, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market share among vehicles (including shifts away from vehicles we assemble) or the early termination, loss, renegotiation of the terms of, or delay in, the implementation of any significant production or assembly contract could have an adverse effect on our profitability.

We may not be able to successfully compete against suppliers with operations in low cost countries.

        The competitive environment in the automotive industry has been intensifying as our customers seek to take advantage of lower operating costs in China, other countries in Asia and parts of Eastern Europe. As a result, we are facing increased competition from suppliers that have manufacturing operations in low cost countries. While we continue to expand our manufacturing footprint with a view to taking advantage of manufacturing opportunities in low cost countries, we cannot guarantee that we will be able to fully realize such opportunities. Additionally, the establishment of manufacturing operations in emerging market countries carries its own risks, including those relating to political and economic instability; trade, customs and tax risks; currency exchange rates; currency controls; insufficient infrastructure; and other risks associated with conducting business internationally.

Our inability to offset the effect of increased steel, resin and other commodities prices could have a material adverse effect on our profitability.

        Over the last year we have experienced significant price increases for key commodities used in our parts production, particularly steel and resin. We expect steel prices will remain at elevated levels in 2006 compared to levels earlier this decade. Approximately half of our steel is acquired through resale programs operated by the automobile manufacturers, which do not expose us to steel price increases, and the balance is acquired through spot, short-term and long-term contracts. However, a steel supplier has challenged its long-term agreements with us for certain steel products while steel prices were rising and, to the extent that it successfully continues to dispute, terminate or otherwise refuse to honour its contracts, our exposure to steel price increases will increase to the extent that steel prices remain at elevated levels. We also sell scrap steel, which is generated through our parts production process, and the revenues from these sales have reduced some of our exposure to steel price increases in the past. However, if scrap steel prices decline, while steel prices remain high, our ability to reduce our exposure to steel price increases will diminish. To the extent we are unable to fully mitigate our exposure to increased commodity prices through hedging strategies, by engineering products with reduced steel, resin or other commodity content, or by passing additional steel and resin costs to our customers, such additional commodity costs could have a material adverse effect on our profitability.

The consequences arising out of the financial distress of suppliers to us and our customers could have an adverse effect on our profitability.

        We rely on a number of suppliers to supply us with a wide range of components required in connection with our business. Economic conditions, intense pricing pressures, increased commodity prices and a number of other factors have left many automotive suppliers in varying degrees of financial distress. The continued financial distress or the insolvency or bankruptcy of one of our major suppliers could disrupt the supply of components to us from these suppliers, possibly resulting in a temporary disruption in the supply of products by us to our customers.

        Additionally, the financial distress or the insolvency or bankruptcy of a significant supplier to one of our customers could disrupt the supply of products to such customer, resulting in a reduction in production by our customer. Such a reduction in our customer's production could negatively impact our production, resulting in unrecoverable losses. Any prolonged disruption in the supply of critical components by our suppliers or suppliers to one of our customers, the inability to re-source production of a critical component from a financially distressed automotive components sub-supplier, or any temporary shut-down of one of our production lines or the production lines of our customers, could have a material adverse effect on our profitability.

        Additionally, the insolvency, bankruptcy or financial restructuring of any of our critical suppliers could result in us incurring unrecoverable costs related to the financial work-out of such suppliers and/or increased exposure for product liability, warranty or recall costs relating to the components supplied by such suppliers to the extent such suppliers are not able to assume responsibility for such amounts, which could have an adverse effect on our profitability.

Our inability to offset price concessions demanded by our customers could have a material adverse effect on our profitability.

        We have entered into, and will continue to enter into, long-term supply arrangements with our customers which provide for, among other things, price concessions over the supply term. To date, these concessions have been fully or partially offset by cost reductions arising principally from product and process improvements and price reductions from our suppliers. However, the competitive automotive industry environment in North America, Europe and Asia has caused these pricing pressures to intensify. Some of our customers have demanded, and in light of challenging automotive industry conditions may continue to demand, additional price concessions and/or retroactive price reductions. We may not be successful in offsetting all of these price concessions through improved operating efficiencies, reduced expenditures or reduced prices from our suppliers. To the extent that we are not able to offset price concessions through cost reductions or improved operating efficiencies, such concessions could have a material adverse effect on our profitability.

Our inability to fully recover certain pre-production expenses could adversely affect our profitability.

        We continue to be pressured to absorb costs related to product design, engineering and tooling, as well as other items previously paid for directly by automobile manufacturers. In particular, some automobile manufacturers have requested that we pay for design, engineering and tooling costs that are incurred up to the start of production and recover these costs through amortization in the piece price of the applicable component. Some of these costs cannot be capitalized, which could adversely affect our profitability until the programs in respect of which they have been incurred are launched. In addition, since our contracts generally do not include any guaranteed minimum purchase requirements, if estimated production volumes are not achieved, these costs may not be fully recovered, which could have an adverse effect on our profitability.

Warranty and recall costs could have a material adverse effect on our profitability and financial condition.

        Our customers continue to demand that we bear the cost of the repair and replacement of defective products which are either covered under their warranty or are the subject of a recall by them. If our products are, or are alleged to be, defective, we may be required to participate in a recall of those products, particularly if the actual or alleged defect relates to vehicle safety. Warranty provisions are established based on our best estimate of the amounts necessary to settle existing or probable claims on product default issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue, and we are required to participate either voluntarily or involuntarily. Costs typically include the cost of the product being replaced, the customer's cost of the recall and labour to remove and replace the defective part. We continue to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, we only account for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer's warranty experience. The obligation to repair or replace such products could have a material adverse effect on our profitability and financial condition if the actual costs are materially different from such estimates.

Our profitability could be adversely affected if any of our customers terminate their contracts with us.

        Contracts from our customers consist of blanket purchase orders which generally provide for the supply of a customer's annual requirements for a particular vehicle, instead of a specified quantity of products. These blanket purchase orders can be terminated by a customer at any time and, if terminated, could result in us incurring various pre-production, engineering and other costs which we may not recover from our customer and which could have an adverse effect on our profitability.

Our profitability and financial condition could be adversely affected by product liability claims which exceed our insurance coverage.

        We are also subject to the risk of exposure to product liability claims in the event that the failure of our products results in bodily injury and/or property damage. Currently, we have bodily injury coverage under insurance policies. This coverage will continue until September 2006 and is subject to renewal on an annual basis. A successful claim against us in excess of our available insurance coverage could have an adverse effect on our profitability and financial condition.

Significant long-term fluctuations in relative currency values could have an adverse effect on our profitability and financial condition.

        Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the euro, the British pound and other currencies in which we generate revenues and incur expenses. However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions are not fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or the British pound, could have an adverse effect on our profitability and financial condition.

Our short-term profitability could be adversely affected by expenses associated with a rationalization of some of our operations.

        We incurred significant restructuring and rationalization charges in 2005 and expect to incur additional restructuring and rationalization charges during 2006 in the range of $30 million to $40 million related to activities that were initiated in 2005. In response to the increasingly competitive automotive industry conditions, we may further rationalize some of our production facilities. In the course of such rationalization, we will incur further costs related to plant closings, relocations and employee severance costs. Such costs could have an adverse effect on our short-term profitability. In addition, we are working to turn around financially under performing divisions, however, there is no guarantee that we will be successful in doing so with respect to some or all such divisions.

We recorded significant impairment charges in 2005 and could record additional impairment charges in the future which could have a material adverse effect on our profitability.

        We recorded significant impairment charges in 2005 and may do so in the future. Goodwill must be tested for impairment annually, or more frequently when an event occurs that more likely than not reduces the fair value of a reporting unit below its carrying value. We also evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. The bankruptcy of a significant customer or the early termination, loss, renegotiation of the terms of, or delay in the implementation of any significant production contract could be indicators of impairment. In addition, to the extent that forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program price and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes are not met, any resulting impairment loss could have a material adverse impact on our profitability.

Legal claims against us could have a material adverse effect on our financial position.

        From time to time, we may be contingently liable for contractual and other claims with customers, suppliers and former employees. On an ongoing basis, we attempt to assess the likelihood of any adverse judgements or outcomes to these claims, although it is difficult to predict final outcomes with any degree of certainty. At this time, we do not believe that any of the claims which we are party to will have a material adverse effect on our financial position, however, we cannot provide any assurance to this effect.

We are exposed to a number of risks related to conducting business in foreign countries, some of which could have an adverse effect on our profitability.

        We have manufacturing, assembly, product development, engineering and research and development operations in many foreign countries, including countries in Asia, Eastern Europe, Mexico and South America. International operations are subject to certain risks inherent in doing business abroad, including:

  •    exposure to local economic conditions;
  •    expropriation and nationalization;
  •    withholding and other taxes on remittances;
  •    restrictions on repatriation of profits and/or currency controls;
  •    investment restrictions;
  •    export and import restrictions;
  •    increases in working capital requirements related to long supply chains; and
  •    difficulty in protecting intellectual property rights.

        Expanding our business in emerging markets is an important element of our strategy and, as a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, however, any such occurrences could have an adverse effect on our profitability.

Unionization activities at some of our facilities could adversely affect our profitability.

        The CAW and UAW unions have conducted organizing drives at certain of our divisions. As a result, we have concluded collective agreements covering employees at each of the facilities identified above under "HUMAN RESOURCES — Labour Relations". In addition, the CAW and the UAW have in the past attempted to persuade some of our automobile manufacturer customers to encourage their automotive suppliers to assume a neutral position with respect to unionization at their plants. We are unable to predict whether our employees at any of our non-unionized divisions will elect union representation in the future. Increased unionization of our divisions may increase our costs, which could have an adverse effect on our profitability.

Work stoppages and other labour relations disputes could have an adverse effect on our profitability.

        If our hourly workforce becomes more unionized, we may be subject to work stoppages and other labour disputes. To date, we have not experienced any material work stoppages at our facilities, nor have we experienced any disputes with unions that have had a material effect on our operations. However, future disputes with labour unions may not be resolved without significant work stoppages, which could have an adverse effect on our profitability.

Significant changes in laws and governmental regulations could have an adverse effect on our profitability.

        A significant change in the current regulatory environment in our principal markets could have an adverse effect on our profitability. In particular, our profitability could be adversely affected by significant changes in the tariffs and duties imposed on our products, including significant changes to the North American Free Trade Agreement.

Environmental laws and regulations could have an adverse effect on our financial condition or profitability.

        We are subject to a wide range of environmental laws and regulations relating to air emissions, wastewater discharge, waste management and storage of hazardous substances. We are also subject to environmental laws requiring investigation and clean-up of environmental contamination and are in various stages of investigation and clean-up at our manufacturing facilities where contamination has been alleged. Estimating environmental clean-up liabilities is complex and heavily dependent on the nature and extent of historical information and physical data relating to the contaminated sites, the complexity of the contamination, the uncertainty of which remedy to apply and the outcome of discussions with regulatory authorities relating to the contamination. In addition, these environmental laws and regulations are complex, change frequently and have tended to become more stringent and expensive over time. Therefore, we may not have been, and in the future may not be, in complete compliance with all such laws and regulations, and we may incur material costs or liabilities as a result of such laws and regulations significantly in excess of amounts we have reserved. To the extent that we incur liabilities or costs in excess of the amounts we have reserved in order to comply with environmental laws and regulations, such liabilities or costs could have an adverse effect on our financial condition or profitability.

Risks Related to Our Controlling Shareholder

We are controlled by the Stronach Trust.

        Our business and affairs are controlled by the Stronach Trust, which beneficially owns approximately 66.4% of our outstanding Class B Shares. Those shares represent approximately 0.7% of our total outstanding shares and approximately 55.5% of the aggregate voting power of our outstanding shares. In addition, Frank Stronach, who is our Chairman, controls approximately 16.4% of the votes carried by our outstanding shares through his voting control of certain of our employee compensatory plans. Mr. Stronach is a trustee and a member of the class of potential beneficiaries of the Stronach Trust. Accordingly, Mr. Stronach may be deemed to beneficially own the shares owned by the Stronach Trust, although he disclaims beneficial ownership.

        Subject to applicable law and the restrictions in our Corporate Constitution, the Stronach Trust is able to elect all of our directors and control us. In addition, the Stronach Trust may, as a practical matter, be able to cause us to effect corporate transactions without the consent of our other shareholders. The Stronach Trust is also able to cause or prevent a change in our control. Under present law, any offer to purchase our Class B Shares, whether by way of a public offer or private transaction and regardless of the offered price, would not necessarily result in an offer to purchase our Class A Subordinate Voting Shares. Accordingly, holders of our Class A Subordinate Voting Shares do not have a right to participate if a takeover bid is made for our Class B Shares.

Our controlling shareholder and Mr. Stronach have interests in MI Developments and Magna Entertainment that could conflict with our interests.

        The Stronach Trust beneficially owns, in addition to our Class B Shares as described above, Class B Shares of MI Developments representing approximately 56.5% of the aggregate voting power of MI Developments. MI Developments controls Magna Entertainment Corp. Mr. Stronach is the Chairman of both MI Developments and Magna Entertainment and is currently also the Interim Chief Executive Officer of Magna Entertainment.

        A significant portion of our leased facilities is owned by MI Developments. We pay rent and occupy these facilities pursuant to long-term leases. Most of these leases were entered into while MI Developments was our wholly-owned subsidiary. Any material lease, construction or other arrangements with MI Developments are reviewed and approved by our Corporate Governance and Compensation Committee in advance of any commitments by us or any of our subsidiaries. Although we believe that the existing leases are on arm's length commercial terms, there can be no assurance that independent parties negotiating at arm's length would have arrived at the same terms. Since we are under common control with MI Developments, there is a risk that any future decisions or actions taken by either of us regarding these leases (including with respect to renewals, amendments, disputes or enforcement proceedings) and any new leases may not be the same as if we operated on an arm's length basis.

Our Forbearance Agreement with Magna Entertainment will expire in May 2006.

        We previously made a commitment to our shareholders that we would not, for a period of approximately seven years, without the prior consent of the holders of a majority of our Class A Subordinate Voting Shares: (i) make any further debt or equity investment in, or otherwise give financial assistance to, Magna Entertainment or any of its subsidiaries; or (ii) invest in any business or assets determined in good faith by our independent directors to be non-automotive-related and not ancillary or incidental to our automotive-related business, other than through our historical investment in Magna Entertainment. This commitment is contained in a Forbearance Agreement between Magna Entertainment and Magna in which our shareholders are express third party beneficiaries. The Forbearance Agreement will expire in accordance with its terms on May 31, 2006 and will not be extended.

        Since we are under common control with Magna Entertainment, there is a risk that any future decisions or actions taken with respect to Magna Entertainment may not be the same as if we operated on an arm's length basis. However, any material transaction with Magna Entertainment would require review and prior approval by the independent members of our Board. In addition, our Corporate Constitution, which forms part of our charter documents, prohibits us from making investments in certain "unrelated businesses" where such investment, together with the aggregate of all other investments in unrelated businesses on the date in question, exceeds 20% of our "available equity" at the end of the financial quarter immediately preceding the date of investment (see "ITEM 9. CORPORATE CONSTITUTION — Unrelated Investments" below).

ITEM 4.    DIVIDENDS

        Holders of our Class A Subordinate Voting Shares and Class B Shares are entitled to a pro rated amount of any cash dividends declared by our Board of Directors on these shares. The following table sets forth the cash dividends we have paid on each of our Class A Subordinate Voting Shares and Class B Shares for the last three years:

Fiscal Period	Payment Date	Record Date	Amount per Share
Calendar 2006 (to date)	March 24, 2006	March 10, 2006	$0.38
Calendar 2005	December 15, 2005	November 30, 2005	$0.38
	September 15, 2005	August 31, 2005	$0.38
	June 15, 2005	May 27, 2005	$0.38
	March 23, 2005	March 11, 2005	$0.38
Calendar 2004	December 15, 2004	November 30, 2004	$0.38
	September 15, 2004	August 31, 2004	$0.38
	June 15, 2004	May 28, 2004	$0.38
	March 18, 2004	March 9, 2004	$0.34
Calendar 2003	December 15, 2003	November 28, 2003	$0.34
	September 15, 2003	August 29, 2003	$0.34
	June 16, 2003	May 30, 2003	$0.34
	March 18, 2003	March 7, 2003	$0.34

        We started paying cash dividends on our Class A Subordinate Voting Shares and Class B Shares (or their predecessors) on a quarterly basis in 1967. We have declared cash dividends in respect of each of the last 57 fiscal quarters, up to and including the fourth quarter of calendar 2005. The payment of future dividends and the amount thereof will be determined by our Board of Directors in accordance with our Corporate Constitution (see "ITEM 9. CORPORATE CONSTITUTION — Dividends; Minimum Profit Performance" below), taking into account earnings, cash flow, capital requirements, our financial condition and other relevant factors.

        In fiscal 1994, we established a dividend reinvestment plan in which registered shareholders have the option to purchase additional Class A Subordinate Voting Shares by investing the cash dividends paid on their shares.

ITEM 5.    MANAGEMENT'S DISCUSSION AND ANALYSIS

        Reference is made to the "Management's Discussion and Analysis of Results of Operations and Financial Position" contained on pages 6 to 38 of our Annual Report to Shareholders for the year ended December 31, 2005, which is incorporated by reference into this Annual Information Form.

ITEM 6.    DESCRIPTION OF CAPITAL STRUCTURE

Authorized Share Capital

        Our authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, 1,412,341 Class B Shares and 99,760,000 Preference Shares, issuable in series, all with no par value. As of March 21, 2006, a total of 108,271,806 Class A Subordinate Voting Shares and 1,093,983 Class B Shares were outstanding. The percentage of aggregate voting rights attached to our outstanding Class A Subordinate Voting Shares as of March 21, 2006 was approximately 16.5%. No Preference Shares have been issued or are outstanding.

        The following is a brief description of the significant attributes of our authorized share capital and is qualified in its entirety by reference to the detailed provisions in our charter documents. See "ITEM 9. — CORPORATE CONSTITUTION" below for additional terms and conditions relating to our authorized share capital. The attributes of our Class A Subordinate Voting Shares, our Class B Shares and our Preference Shares are set out in our charter documents, which include our Corporate Constitution.

Class A Subordinate Voting Shares

        The holders of our Class A Subordinate Voting Shares are entitled:

•	to one vote for each Class A Subordinate Voting Share held (together with the holders of our Class B Shares, which are entitled to vote at such meetings on the basis of 500 votes per Class B Share held) at all meetings of our shareholders, other than meetings of the holders of another class or series of shares;
•
to receive, on a pro rated basis with the holders of our Class B Shares, any dividends (except for stock dividends, as described below) that may be declared by our Board of Directors, subject to the preferential rights attaching to shares ranking in priority to our Class A Subordinate Voting Shares and our Class B Shares; and
•
to receive, after the payment of our liabilities and subject to the rights of the holders of our shares ranking in priority to our Class A Subordinate Voting Shares and our Class B Shares, on a pro rated basis with the holders of our Class B Shares, all our property and net assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs.

Class B Shares

        The holders of our Class B Shares are entitled to:

•	500 votes for each Class B Share held (together with the holders of our Class A Subordinate Voting Shares, which are entitled to vote at such meetings on the basis of one vote per share held) at all meetings of our shareholders, other than meetings of the holders of another class or series of shares;
•
receive, on a pro rated basis with the holders of our Class A Subordinate Voting Shares, any dividends (except for stock dividends, as described below) that may be declared by our Board of Directors, subject to the preferential rights attaching to shares ranking in priority to our Class B Shares and our Class A Subordinate Voting Shares;

•	receive, after the payment of all our liabilities and subject to the rights of the holders of our shares ranking in priority to our Class B Shares and our Class A Subordinate Voting Shares (including holders of our Preference Shares), on a pro rated basis with the holders of our Class A Subordinate Voting Shares, all our property and net assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs; and
•	convert our Class B Shares into our Class A Subordinate Voting Shares, on a one-for-one basis.

Stock Dividends

        Our Board of Directors may declare a simultaneous dividend payable on our Class A Subordinate Voting Shares in our Class A Subordinate Voting Shares and payable on our Class B Shares in our Class A Subordinate Voting Shares or in our Class B Shares. No dividend payable in our Class B Shares may be declared on our Class A Subordinate Voting Shares.

Preference Shares

        Our Board of Directors may, without the approval of any of our shareholders, fix the number of shares in and determine the attributes of an individual series of Preference Shares and issue shares of such series from time to time. The shares of each such series will be entitled to a preference over our Class A Subordinate Voting Shares and our Class B Shares, but will rank equally with our Preference Shares of every other series with respect to the payment of dividends and in the distribution of all our property and net assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs.

Amendments to Share Provisions and Other Matters

        The provisions attaching to our Preference Shares, to a series of our Preference Shares, to our Class A Subordinate Voting Shares and to our Class B Shares may not be deleted or varied without the approval of the holders of the class or series concerned. In addition, no shares of a class ranking prior to or on a parity with our Preference Shares, our Class A Subordinate Voting Shares or our Class B Shares may be created without the approval of the holders of the class or each series of the class concerned. Any approval required to be given must be given by of two-thirds of the votes cast by those present or voting at a meeting of the holders of the class or series concerned duly called for that purpose in addition to any other consent or approval required by law.

        Neither our Class A Subordinate Voting Shares nor our Class B Shares may be subdivided, consolidated, reclassified or otherwise changed unless, contemporaneously therewith, the other class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

        Under present law, any offer to purchase our Class B Shares, whether by way of a public offer or private transaction and regardless of the offered price, would not necessarily result in an offer to purchase our Class A Subordinate Voting Shares. Accordingly, holders of our Class A Subordinate Voting Shares do not have a right to participate if a takeover bid is made for our Class B Shares.

Preferred Securities

        In September 1999, we issued two series of unsecured junior subordinated debentures: our 8.65% Series A Preferred Securities, which were denominated in Canadian dollars; and our 8.875% Series B Preferred Securities, which were denominated in U.S. dollars. Both series of Preferred Securities were redeemed in September 2004. See "ITEM 2. GENERAL DEVELOPMENT OF THE BUSINESS — RECENT DEVELOPMENTS IN OUR BUSINESS — Financing and Securities Transactions" above.

Ratings

        Our senior debt has been rated A (stable) by Dominion Bond Rating Service and A (negative) by Standard & Poor's.

        Dominion Bond Rating Service's rating of our senior debt is based on its long-term debt rating scale that ranges from "AAA" to "D", which represents the range from highest to lowest credit quality of the long-term debt rated. Long-term debt rated in the "A" rating category is in the third highest category of the relevant scale and is considered by Dominion Bond Rating Services to be of satisfactory credit quality. "High" and "low" grades are used to indicate the relative standing of a credit within a particular rating category. The lack of one of these designations indicates a rating which is in the middle of the category.

        Standard & Poor's rating of our senior debt is based on its long-term debt rating scale that ranges from "AAA" to "D", which represents the range from highest to lowest credit quality of the long-term debt rated. Long-term debt rated in the "A" rating category is in the third highest category of the relevant scale and is considered by Standard & Poor's to be investment grade. The ratings from "AA" to "CCC" may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. The lack of one of these designations indicates a rating which is in the middle of the category.

        Credit ratings are intended to provide investors with an independent measure of the credit quality of debt and securities. The credit ratings accorded to our senior debt by the rating agencies are not recommendations to purchase, hold or sell our debt or securities, since such ratings do not address market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

ITEM 7.    MARKET FOR SECURITIES

Class A Subordinate Voting Shares and Class B Shares

        Prior to November 15, 2004, our Class A Subordinate Voting Shares and Class B Shares were listed and posted for trading on the Toronto Stock Exchange under the trading symbols "MG.A" and "MG.B", respectively. Since November 15, 2004, pursuant to the Toronto Stock Exchange's 2004 Symbol Extension Changes, our Class A Subordinate Voting Shares and Class B Shares have been listed and posted for trading on the Toronto Stock Exchange under the symbols "MG.SV.A" and "MG.MV.B", respectively. Effective May 8, 2006, the trading symbols for our Class A Subordinate Voting Shares and Class B Shares will revert to "MG.A" and "MG.B", respectively.

        Our Class A Subordinate Voting Shares are listed and posted for trading on the New York Stock Exchange under the trading symbol "MGA".

        The high and low sale prices and volume of shares traded for each of our Class A Subordinate Voting Shares and our Class B Shares, as reported by the Toronto Stock Exchange, for the months during the year ended December 31, 2005 were as follows:

	Class A Subordinate Voting Shares			Class B Shares
Month	High (Cdn.$)	Low (Cdn.$)	Volume	High (Cdn.$)	Low (Cdn.$)	Volume
January	99.90	90.51	4,050,854	109.00	99.00	910
February	97.00	90.00	4,994,586	100.50	95.50	450
March	92.00	79.92	9,230,953	91.50	83.00	400
April	83.19	75.00	4,506,092	82.50	78.00	1,149
May	85.83	75.25	5,103,680	85.00	81.25	648
June	89.00	83.00	4,177,350	90.00	87.50	1,460
July	95.00	85.00	3,561,429	—	—	101
August	96.50	86.65	4,688,718	—	—	—
September	89.29	85.00	4,772,294	90.63	90.63	355
October	87.75	77.15	3,555,226	84.00	79.75	1,100
November	84.61	79.10	3,648,779	85.00	80.25	875
December	84.00	75.88	3,671,582	80.44	80.00	499

6.5% Convertible Debentures

        As part of the privatization of Decoma, we assumed Decoma's obligations in respect of its 6.5% Convertible Debentures in the principal amount outstanding of Cdn.$99,998,000 (see "ITEM 2. GENERAL DEVELOPMENT OF THE BUSINESS — RECENT DEVELOPMENTS IN OUR BUSINESS — Financing and Securities Transactions" above). The 6.5% Convertible Debentures are listed and posted for trading on the Toronto Stock Exchange under the symbol "MG.DB" (formerly "DEC.DB" until March 4, 2005).

        The high and low sale prices (per Cdn.$100 principal amount) and volume traded for the 6.5% Convertible Debentures, as reported by the Toronto Stock Exchange, for the months during the year ended December 31, 2005 were as follows:

	6.5% Convertible Debentures
Month	High (Cdn.$)	Low (Cdn.$)	Volume
January	122.10	113.00	11,940
February	124.50	114.00	87,500
March	119.00	115.00	3,720
April	114.00	107.01	102,940
May	115.00	111.00	29,340
June	118.00	115.00	36,350
July	118.00	115.00	2,430
August	120.74	105.01	14,700
September	116.00	113.00	93,241
October	113.00	106.01	850
November	112.95	111.00	80,530
December	112.50	105.00	11,500

ITEM 8.    DIRECTORS AND OFFICERS

Directors

        Our Board of Directors currently consists of the following members:

Name and Municipality of Residence	Director Since	Principal Occupation
WILLIAM H. FIKE(1) Florida, U.S.A.	June 5, 1995	Corporate Director
MANFRED GINGL Ontario, Canada	January 14, 2002	Executive Vice-Chairman of Magna
MICHAEL D. HARRIS(2) Ontario, Canada	January 8, 2003	Consultant and Senior Business Advisor, Goodmans LLP (Barristers and Solicitors)
EDWARD C. LUMLEY(2)(3)(5) Ontario, Canada	December 7, 1989	Vice-Chairman, BMO Nesbitt Burns (Investment and Corporate Banking)
KLAUS MANGOLD Baden-Wurttemburg, Germany	February 26, 2004	Corporate Director
DONALD RESNICK(1)(4)(6) Ontario, Canada	February 25, 1982	Corporate Director
ROYDEN R. RICHARDSON(1)(2)(4) Ontario, Canada	October 31, 1990	President, RBQ Limited, Managing Director, Fairlane Asset Management Limited, and Vice-Chairman and Director, Richardson Partners Financial Limited (Investments)
FRANK STRONACH Lower Austria, Austria	December 10, 1968	Partner, Stronach & Co. (Consultant)
FRANZ VRANITZKY Lower Austria, Austria	June 11, 1997	Corporate Director
DONALD J. WALKER Ontario, Canada	November 7, 2005	Co-Chief Executive Officer of Magna
SIEGFRIED WOLF Lower Austria, Austria	March 9, 1999	Co-Chief Executive Officer of Magna
LAWRENCE D. WORRALL(1) Ontario, Canada	November 7, 2005	Corporate Director

(1)
Member of the Audit Committee

(2)
Member of the Corporate Governance and Compensation Committee

(3)
Lead Director of the Board of Directors

(4)
Member of the Health and Safety and Environmental Committee

(5)
Mr. Lumley served as a director of Air Canada when it filed for protection under the Companies' Creditors Arrangement Act (CCAA) in 2003. Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004. Mr. Lumley is no longer a director of Air Canada.

(6)
Mr. Resnick served as a director of Ntex Incorporated, which was subject to cease trade orders in Ontario, Alberta and British Columbia in mid-2002 for failure to file financial statements. These cease trade orders were never revoked as Ntex made an assignment in bankruptcy in June 2003. Mr. Resnick resigned as a director of Ntex in June 2002.

        All of our directors were elected to their present terms of office by our shareholders at our Annual Meeting of Shareholders held on May 3, 2005, other than Mr. Walker and Mr. Worrall, both of whom were appointed as directors on November 7, 2005. The term of office for each director expires at the conclusion of the next annual meeting of our shareholders. At present, no executive committee of the Board of Directors has been constituted.

        All of the directors have held the principal occupations identified above (or another position with the same employer) for not less than five years, except as follows:

•	Mr. Harris was the Premier of Ontario from June 1995 until March 2002 and has acted as a business consultant since that date and as a Senior Business Advisor to Goodmans LLP since October 2002.
•	Dr. Mangold was a member of the Management Board of DaimlerChrysler AG until December 2003 and has been a corporate director and consultant since then.
•
Mr. Richardson has served as President, RBQ Limited since its formation in 1983. He has served as the Managing Director, Fairlane Asset Management Limited and as the Vice-Chairman and Director, Richardson Partners Financial Limited since June 2003.
•	Mr. Walker served as the President and Chief Executive Officer of Intier Automotive Inc. until its privatization in April 2005.

Officers

        Our officers currently consist of the following persons:

Name and Municipality of Residence	Principal Occupation
FRANK STRONACH Lower Austria, Austria	Chairman of the Board (since November 1971)
DONALD J. WALKER Ontario, Canada	Co-Chief Executive Officer (since April 2005)
SIEGFRIED WOLF Lower Austria, Austria	Co-Chief Executive Officer (since April 2005)
MANFRED GINGL Ontario, Canada	Executive Vice-Chairman (since May 2002)
MARK T. HOGAN Michigan, U.S.A.	President (since August 2004)
J. BRIAN COLBURN Ontario, Canada	Executive Vice-President, Special Projects (since May 1992) and Secretary (since January 1994)
VINCENT J. GALIFI Ontario, Canada	Executive Vice-President (since September 1996) and Chief Financial Officer (since December 1997)

Name and Municipality of Residence	Principal Occupation
PETER KOOB Hausen, Germany	Executive Vice-President, Corporate Development (since May 2002)
MARC NEEB Ontario, Canada	Executive Vice-President, Global Human Resources (since January 2003)
JEFFREY O. PALMER Ontario, Canada	Executive Vice-President (since January 2001)
GERHARD RANDA New York, U.S.A.	Executive Vice-President, Planning (since November 2005)
TOMMY J. SKUDUTIS Ontario, Canada	Executive Vice-President, Operations (since May 2001)
KEITH STEIN Ontario, Canada	Senior Vice-President, Corporate Affairs (since February 2005)
GERD BRUSIUS Lower Austria, Austria	Vice-President, Operational Improvement and Quality — Europe (since March 2006)
ANTHONY DOBRANOWSKI Ontario, Canada	Vice-President (since March 2006)
HUBERT HÖDL Lower Austria, Austria	Vice-President, Marketing and New Business Development — Europe (since March 2006)
PATRICK W. D. MCCANN Ontario, Canada	Vice-President (since January 2005) and Controller (since May 2002)
ROLAND B. NIMMO Ontario, Canada	Vice-President, Internal Audit (since September 2002)
SCOTT PARADISE Michigan, U.S.A.	Vice-President, Marketing and New Business Development — The Americas (since March 2006)
STEVEN REESOR Ontario, Canada	Vice-President, Special Projects (since May 2005)
THOMAS SCHULTHEISS Zug, Switzerland	Vice-President and General Counsel — Europe (since March 2006)
MIKE SINNAEVE Ontario, Canada	Vice-President, Operational Improvement and Quality — The Americas (since March 2006)
LOUIS TONELLI Ontario, Canada	Vice-President, Investors Relations (since November 2003)
PAUL BROCK Ontario, Canada	Treasurer (since May 2005)
BASSEM SHAKEEL Ontario, Canada	Assistant Secretary (since November 2005)

        To the extent that our officers have not held the offices identified above for the last five years, they have held the following offices or positions with us and/or have had the following principal occupations, during the last five years:

•	Prior to May 2002, Mr. Gingl was our Vice-Chairman since January 2002, and also from November 1999 to July 2000. Mr. Gingl has also served as Chairman of Tesma from February 2004 to February 2005, Vice Chairman and Chief Executive Officer of Tesma since 2002 and President and Chief Executive Officer of Tesma since 1995. Mr. Gingl also served as our President between 1981 and 1994.
•
Prior to April 2005, Mr. Walker served as the President and Chief Executive Officer of Intier Automotive Inc. since its spin-off in May 2001. Mr. Walker also served as our President and Chief Executive Officer between 1994 and 2001.
•
Prior to April 2005, Mr. Wolf served as one of our Executive Vice-Chairmen since May 2002, prior to which he served as our Vice-Chairman since February 2002 and from March 1999 to February 2001. Mr. Wolf has also been the Chairman of the Supervisory Board of Magna Steyr since May 2003 and, prior to that, was the President and Chief Executive Officer of Magna Steyr since September 2001. Mr. Wolf has also held executive and director positions in our European corporate operations, including serving as the Chairman of the Supervisory Board of Magna International Europe since May 2003.
•
Prior to August 2004, Mark Hogan was the Group Vice President, Advanced Vehicle Development of General Motors since January 2002. Prior to that, Mr. Hogan was a Group Vice President of General Motors and the President of eGM from August 1998 to December 2001.
•
Mr. Koob has been the Vice-Chairman of the Supervisory Board of Magna Steyr since May 2003 and, prior to that, served as an Executive Vice-President of Magna Steyr since September 2001. Mr. Koob has also held executive and director positions in our European corporate operations, including serving as a member of the Supervisory Board of Magna International Europe since May 2003.
•
Prior to January 2003, Mr. Neeb was our Vice-President, Global Human Resources since May 2002. Prior to that, he was our Vice-President, Human Resources from August 2000 to May 2002. He was our Director, Corporate Administration from November 1999 to July 2000.
•
Prior to November 7, 2005, Mr. Randa was a member of the Management Board and the Chief Operating Officer of Bayerische Hypo — und vereinsbank since 2003, prior to which he was the Chairman of the Supervisory Board of Bank Austria Creditanstalt AG since 1995.
•	Mr. Skudutis was President of Cosma from March 2001 to March 2002. Prior to that, he was Vice-President, Operations of Cosma since February 1993.
•
Prior to March 2006, Mr. Brusius was responsible for operational improvement and quality in Europe with Magna International Europe AG (since January 2005), prior to which Mr. Brusius served as the President for Decoma Europe (since January 2001).
•
Prior to March 2006, Mr. Dobranowski was responsible for Magna Services since February 2005, including as President of Magna Services Inc., prior to which he served in a number of capacities with Tesma International Inc., including Vice-Chairman and Chief Financial Officer (since May 2004) and Executive Vice-President and Chief Financial Officer (since 1995).

•	Prior to March 2006, Mr. Hödl served as the Vice-President, Corporate Marketing and Business Development for Magna International Europe AG (since 2004), prior to which time, he served as the Executive Vice-President, Sales & Marketing for Magna Steyr (since 1998).
•	Prior to January 2005, Mr. McCann was our Controller since May 2002. Prior to that, he was our Assistant Controller since August 2000 and our Group Controller, Europe from April 1999 to August 2000.
•
Prior to September 2002, Mr. Nimmo was a partner at the accounting firm Deloitte & Touche L.L.P. since June 2002. Prior to that, he was a partner at the former accounting firm Arthur Andersen L.L.P. from November 2000 to May 2002. Prior to November 2000, he was President of Nimmo Financial Corporation, a consulting firm.
•
Prior to March 2006, Mr. Paradise was responsible for marketing and new business development for North and South America (since April 2005). Prior to that, Mr. Paradise served in several capacities with Intier Automotive Inc., including Executive Vice-President, Sales and Marketing (since May 2002) and Executive Vice-President, Sales, North America since May 2001.
•	Prior to May 2005, Mr. Reesor served as the Deputy Chief of Police with the Toronto Police Service (1995 to March 2005).
•	Prior to March 2006, Mr. Schultheiss was responsible for legal affairs in Europe and served as General Counsel and Legal Counsel of our Magna Management AG subsidiary since January 1998.
•
Prior to March 2006, Mr. Sinnaeve was responsible for operational improvement and quality in North America since April 2005, prior to which time he served as the Vice-President, Quality and Operational Improvement of Intier Automotive Inc. since May 2001.
•	Prior to November 2003, Mr. Tonelli was our Director of Investor Relations since November 2000. Prior to that, he was our Senior Manager, Investor Relations since February 1999.
•	Prior to May 2005, Mr. Brock served as the Treasurer of Intier Automotive Inc. since November 2001 and prior to that, he served as our Assistant Treasurer since May 1999.
•
Prior to November 2005, Mr. Shakeel served as our Senior Legal Counsel since July 2005 and also as Legal Counsel between May 1999 and June 2004. From July 2004 to July 2005, Mr. Shakeel served as Legal Counsel with Tesma International Inc.

Beneficial Ownership of Securities

        As of March 21, 2006, the number and percentage of securities of each class of our voting securities beneficially owned, directly or indirectly, or over which control or direction was exercised by all of our directors and officers as a group (33 persons), was 7,075,557 (approximately 6.5%) of our Class A Subordinate Voting Shares and 930,164 (approximately 85.0%) of our Class B Shares.

ITEM 9.    CORPORATE CONSTITUTION

        Our Corporate Constitution forms part of our charter documents. The Corporate Constitution defines the rights of our employees and investors to participate in our profits and growth and imposes discipline on our management. The brief description of the principal features of our Corporate Constitution which follows is subject to the detailed provisions of the Corporate Constitution as contained in our charter documents. The description which follows does not purport to be complete and is qualified in its entirety by reference to the detailed provisions of the Corporate Constitution as contained in our charter documents.

Board of Directors

        Our Corporate Constitution requires that a majority of the members of our Board of Directors be individuals who are not also our officers, employees or persons related to our officers or employees.

Employee Equity Participation and Profit Sharing Programs

        Our Corporate Constitution requires that 10% of our employee pre-tax profits before profit sharing (as defined in the Corporate Constitution) for each financial year be allocated in that financial year or the immediately following financial year to:

•	the employee equity participation and profit sharing programs and any other profit sharing programs we have established for our employees; and
•	our defined benefit pension plan (for participating employees).

        Senior members of divisional, regional and executive management who are direct profit participators do not participate in these employee equity participation and profit sharing programs.

Dividends; Minimum Profit Performance

        Our Corporate Constitution provides that unless otherwise approved by ordinary resolution of the holders of our Class A Subordinate Voting Shares and our Class B Shares, voting as separate classes, the holders of our Class A Subordinate Voting Share and Class B Shares will be entitled to receive and we will pay, if, as and when declared by our Board of Directors out of funds properly applicable to the payment of dividends, non-cumulative dividends in respect of each financial year so that the aggregate of the dividends paid or payable in respect of such year is:

•	equal to at least 10% of our after-tax profits (as defined in the Corporate Constitution) after providing for dividends on preference shares, if any, for such year; and
•
on average, equal to at least 20% of our after-tax profits (as defined in the Corporate Constitution) after providing for dividends on preference shares, if any, for such financial year and the two immediately preceding financial years.

        If at any time our after-tax profits (as defined in the Corporate Constitution) are less than 4% of the average stated capital attributable to our Class A Subordinate Voting Shares and Class B Shares at the beginning and at the end of the financial year in question, for two consecutive financial years or we fail to pay the required dividends described above for a period of two consecutive financial years, the holders of our Class A Subordinate Voting Shares will, until the 4% return is achieved in a succeeding financial year and all required dividends, if any, are paid, have the exclusive right, voting separately as a class, to nominate and elect two directors at the next meeting of our shareholders at which directors are to be elected such right to increase the number of directors which may be elected to continue for each consecutive two-year period. If the 4% return is not achieved or a required dividend is not paid for any two consecutive financial years following the initial two consecutive financial years, then the holders of our Class A Subordinate Voting Shares will, until the 4% return is achieved for one financial year and all required dividends are paid, have the exclusive right, voting separately as a class, to nominate and elect two additional directors at the next meeting of shareholders at which directors are to be elected. Once the right of holders of our Class A Subordinate Voting Shares to elect such directors terminates, the directors who had been so elected will nonetheless serve until their successors are duly elected at the next meeting of our shareholders.

Changes in Share Capital

        Except as otherwise approved by the holders of at least a majority of each of our Class A Subordinate Voting Shares and Class B Shares, voting as separate classes, our Corporate Constitution prohibits:

•	an increase in the maximum number of authorized shares of any class of our capital stock (other than our Class A Subordinate Voting Shares which may be issued in an unlimited amount); and
•
the creation of any new class or series of capital stock having voting rights (other than on default in the payment of dividends) or having rights to participate in our profits (other than securities convertible into existing classes of shares or a class or series of shares having fixed dividends or dividends determined without regard to profits).

Unrelated Investments

        Unless approved by the holders of at least a majority of each of our Class A Subordinate Voting Shares and Class B Shares, voting as separate classes, our Corporate Constitution prohibits us from making an investment (whether direct or indirect, by means of loans, guarantee, or otherwise) in any "unrelated business" where such an investment, together with the aggregate of all other investments in unrelated businesses on the date in question, exceeds 20% of our "available equity" at the end of the financial quarter immediately preceding the date of investment. For purposes of our Corporate Constitution, the term "unrelated business" means any business that:

•	does not relate to the design, manufacture, distribution or sale of motor vehicles or motor vehicle parts, components, assemblies or accessories;
•	does not utilize technology, manufacturing processes, equipment or skilled personnel in a manner similar to that utilized or under development by us; or
•
does not involve the provision of products or services to our suppliers and customers, or the provisions of products or services similar to those provided by our suppliers and customers from time to time.

        A business will be deemed to cease to be an unrelated business for purposes of our Corporate Constitution if the net profits after tax of such business exceeds on average 5% of our aggregate investment in such business for two out of any three consecutive years after the date of such investment. For purposes of our Corporate Constitution, the term "available equity" is defined to mean our total shareholders' equity, less the stated capital of any non-participating preference shares.

Research and Development

        Our Corporate Constitution requires a minimum of 7% of our pre-tax profits (as defined in the Corporate Constitution) for any financial year to be allocated to research and development during that financial year or the immediately following financial year.

Social Objectives

        Pursuant to our Corporate Constitution, a maximum of 2% of our pre-tax profits (as defined in the Corporate Constitution) for any financial year may be allocated to the promotion of "social objectives" during the financial year or the immediately following financial year. For purposes of our Corporate Constitution, the term "social objectives" means objectives which, in the sole opinion of our executive management, are of a political, patriotic, philanthropic, charitable, educational, scientific, artistic, social or other useful nature to the communities in which we operate.

Incentive Bonuses; Management Base Salaries

        Our Corporate Constitution provides that aggregate incentive bonuses paid or payable to "corporate management" in respect of any financial year will not exceed 6% of our pre-tax profits before profit sharing (as defined in the Corporate Constitution) for that financial year and that base salaries payable to such management will be comparable to those in industry generally. For purposes of our Corporate Constitution, "corporate management" means our chief executive officer, chief operating officer, chief marketing officer and chief administrative officer and any other employee designated by these persons from time to time to be included within "corporate management". Our Co-Chief Executive Officers, Executive Vice-Chairman, President and certain of our Executive Vice-Presidents have been designated for these purposes.

ITEM 10.    LEGAL PROCEEDINGS

Centoco

        In November 1997, we, and two of our subsidiaries, were sued in the Ontario Superior Court of Justice by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which we have a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. On March 5, 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies. In February 2006, the plaintiffs further amended their statement of claim to add an additional remedy. The amended statement of claim alleges, among other things:

•	breach of fiduciary duty by us and two of our subsidiaries;
•
breach by us of our binding letter of intent with KS Centoco, including our covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings;
•
the plaintiff's exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive license agreement, together with an accounting of all revenues and profits resulting from the alleged use by us, TRW Inc. and other unrelated third party automotive supplier defendants of such technology in North America;
•
a conspiracy by us, TRW and others to deprive KS Centoco of the benefits of such airbag technology in North America and to cause Centoco Holdings to sell to TRW its interest in KS Centoco in conjunction with the sale by us to TRW of our interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and
•	oppression by the defendants.

        The plaintiffs are seeking, among other things, damages of approximately Cdn.$3.5 billion. We have filed an amended statement of defence and counterclaim. Document production is being completed and examinations for discovery have commenced. We intend to vigorously defend this case. At this time, notwithstanding the length of time which has transpired since the claim was filed, these legal proceedings remain at an early stage. Notwithstanding this and the difficulty in predicting final outcomes, our management believes that the ultimate resolution of these claims will not have a material adverse effect on our consolidated financial position.

C-MAC

        On June 10, 2004, Intier was served with a statement of claim issued in the Ontario Superior Court of Justice by C-MAC Invotronics Inc., a subsidiary of Solectron Corporation. The plaintiff is a supplier of electro-mechanical and electronic automotive parts and components to Intier. The statement of claim alleges, among other things:

•	improper use by Intier of the plaintiff's confidential information and technology in order to design and manufacture certain automotive parts and components; and
•
breach of contract related to a failure by Intier to fulfill certain preferred sourcing obligations arising under a strategic alliance agreement, as well as follow a certain re-pricing mechanism set forth in a long-term supply agreement, in each case signed by the parties at the time of Intier's disposition of the Invotronics business division to the plaintiff in September 2000.

        The plaintiff is seeking, among other things, compensatory damages in the amount of Cdn.$150 million and punitive damages in the amount of Cdn.$10 million and an accounting of profits. On January 7, 2005, Intier filed a Statement of Defence and Counterclaim for misrepresentation, breach of contract, conspiracy and interfering with economic interests. The parties are currently engaged in discoveries. Despite the early stages of the litigation, management believes it has valid defenses to the plaintiff's claims and therefore intends to defend this case vigorously.

Ford Class Actions

        We, and/or our subsidiaries Magna Donnelly and Intier, have been named with Ford Motor Company as defendants in class action proceedings in the Ontario Superior Court of Justice, as well as state courts in North Carolina and Florida, as a result of Magna Donnelly's role as a supplier to Ford of door handles and Intier's role as a supplier of door latches, and in certain cases door latch assemblies, for the Ford F-150, F-250, Expedition, Lincoln Navigator and Blackwood vehicles produced by Ford between November 1995 and April 2000. Class proceedings in other states are anticipated. In these proceedings, plaintiffs are seeking compensatory damages in an amount to cover the cost of repairing the vehicles or replacing the door latches, punitive damages, attorneys' fees and interest. Each of the class actions have similar claims and allege that the door latch systems are defective and do not comply with applicable motor vehicle safety legislation and that the defendants conspired to hide the alleged defects from the end use consumer. These class proceedings are in the early stages and have not been certified by any court. We deny these allegations and intend to vigorously defend the lawsuits, including taking steps to consolidate the state class proceedings to federal court wherever possible. Given the early stages of the proceedings, it is not possible to predict their outcome.

Steel Supplier

        Effective August 30, 2004, a supplier purported to terminate its obligations to supply us with certain steel products at agreed upon prices under two supply agreements. The supplier subsequently continued to supply steel at an invoice price reflecting current market prices pending resolution of this matter and we continued to pay for the steel products in question at the prices set out in the two supply agreements. The right of the supplier to terminate its obligations to supply steel under the supply agreements is being disputed by us pursuant to arbitration proceedings that were commenced in the fourth quarter of 2004. The arbitration hearing is expected to be held in the fall of 2006. If the supplier is successful in the arbitration, our maximum potential exposure as at December 31, 2005 would be less than $85 million. However, we believe that we have valid defenses to each of the claims and will continue to vigorously defend the supplier's claims.

Other

        In the ordinary course of business activities, we may become contingently liable for litigation and claims with customers, suppliers and former employees. In addition, we may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an ongoing basis, we assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable costs and losses.

        A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters.

Warranty, Product Liability and Recall Costs

        In certain circumstances, we are at risk for warranty costs, including product liability and recall costs. Due to the nature of the costs, we make our best estimate of the expected future costs, however, the ultimate amount of such costs could be materially different. We continue to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, we only account for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty related costs based on the terms of the specific customer agreements and the specific customer's warranty experience.

ITEM 11.    INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

        Reference is made to the section entitled "Interests of Management and Other Insiders in Certain Transactions" in our Management Information Circular/Proxy Statement dated March 28, 2006 for our annual meeting of shareholders to be held on May 2, 2006, which is incorporated by reference into this Annual Information Form.

ITEM 12.    TRANSFER AGENT AND REGISTRAR

        The transfer agent and registrar for our Class A Subordinate Voting Shares and our Class B Shares is Computershare Trust Company of Canada, at its principal offices in Toronto, Ontario. The co-transfer agent and co-registrar for our Class A Subordinate Voting Shares in the United States is Computershare Trust Company, Inc., at its offices in Golden, Colorado.

ITEM 13.    AUDIT COMMITTEE

        Our Audit Committee is comprised of Messrs. Donald Resnick (Chair), William H. Fike, Royden R. Richardson and Lawrence D. Worrall. A copy of our Audit Committee Charter, which was revised in 2006, is attached as Schedule B. Additional information about our Audit Committee is contained in the section entitled "Audit Committee and Audit Committee Report" in our Management Information Circular/Proxy Statement dated March 28, 2006 for our annual meeting of shareholders to be held on May 2, 2006, which is incorporated by reference into this Annual Information Form.

ITEM 14.    ADDITIONAL INFORMATION

        Our Management Information Circular/Proxy Statement dated March 28, 2006 contains the following additional information about us:

        •    our directors' and executive officers' remuneration and indebtedness;

        •    our voting securities and their principal holders;

        •    securities authorized for issuance under our equity compensation plans;

        •    our Audit Committee and its report;

        •    our Corporate Governance and Compensation Committee and its report; and

        •    our statement of corporate governance practices.

        Additional financial information about us is provided in our consolidated financial statements as at and for the three-year period ended December 31, 2005. These documents and additional information about us may be found on SEDAR, at www.sedar.com, as well as on our website, at www.magna.com.

        Any person may obtain copies of the following documents upon request from our Secretary, c/o Magna International Inc., 337 Magna Drive, Aurora, Ontario, L4G 7K1:

(a)
when our securities are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of our securities,

(i)
one copy of this Annual Information Form;

(ii)
one copy of our Annual Report to Shareholders for the year ended December 31, 2005, which contains the following items:

•
the "Management's Discussion and Analysis of Results of Operations and Financial Position", which is the only item incorporated by reference into this Annual Information Form; and

•
our financial statements as at and for the three-year period ended December 31, 2005;

(iii)
one copy of any of our interim financial statements subsequent to the financial statements for our most recently completed financial year;

(iv)
one copy of our Management Information Circular/Proxy Statement dated March 28, 2006; and

(v)
one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not provided under (i) to (iv) above; or

(b)
at any other time, one copy of any of the documents referred to in (a)(i) to (iv) above, provided that we may require payment of a reasonable charge for such copy if the request is made by a person who is not one of our security holders.

SCHEDULE A
PRINCIPAL SUBSIDIARIES

        The following is a list of our principal subsidiaries as at December 31, 2005, and their respective jurisdictions of incorporation.

        Parent/subsidiary relationships are identified by indentations. The list shows the percentages of the votes attached to all voting securities, and of each class of non-voting securities, owned by us or over which control or direction is exercised by us. Percentages represent the total equity interest in a subsidiary, which is not necessarily indicative of percentage voting control.

        Subsidiaries not shown each represent less than 10% of our total consolidated revenues and total consolidated assets (although not all subsidiaries shown necessarily each represent more than 10% of our total consolidated assets and total consolidated sales) and, if considered in the aggregate as a single subsidiary, represent less than 20% of our total consolidated revenues and total consolidated assets.

Subsidiary	Voting Securities	Jurisdiction of Incorporation
Cosma America Holdings Inc.	100%	Delaware
Decoma International Corp.	100%	Ontario
Intier Automotive Inc.	100%	Ontario
Intier Automotive of America, Inc.	100%	Delaware
Magna Closures Inc.	100%	Ontario
Magna Donnelly Corporation	100%	Michigan
Magna Drivetrain Inc.	100%	Ontario
Magna Powertrain Holdings USA, Inc.	100%	Delaware
New Process Gear, Inc.	100%	Delaware
Magna Powertrain USA, Inc.	100%	Delaware
Magna International Investments S.A.	100%	Luxembourg
Magna International Automotive Holding AG	100%	Austria
Magna Automotive Holding AG	100%	Austria
Magna Steyr Metalforming AG	100%	Austria
Magna Steyr AG & Co. KG	100%	Austria
Magna Steyr Fahrzeugtechnik AG & Co. KG	100%	Austria
Magna Powertrain AG & Co. KG	100%	Austria
New Magna Investments S.A.	100%	Belgium
Magna Structural Systems Inc.	100%	Ontario

A-1

SCHEDULE B
AUDIT COMMITTEE CHARTER/MANDATE

Purpose

1.
The Audit Committee (the "Committee") of the Board of Directors (the "Board") of the Corporation shall provide assistance to the Board in fulfilling the Board's oversight responsibilities to the Corporation's shareholders, including with respect to:

(a)
the integrity of the Corporation's financial statements and financial reporting process;

(b)
the Corporation's compliance with applicable legal and regulatory requirements;

(c)
the qualifications and independence of the independent auditor ("Independent Auditor");

(d)
the performance of the Corporation's internal auditors (the "Internal Auditors") and the Independent Auditor; and

(e)
the preparation of the Audit Committee Report in the Corporation's proxy circulars.

  In so doing, it is the responsibility of the Committee to maintain free and open communication between the Board, the Independent Auditor, the Internal Auditors and management of the Corporation and monitor their performance, recognizing that the Independent Auditor is ultimately responsible to the Committee, the Board and the shareholders of the Corporation.

Organization and Composition

2.
The Committee shall be composed of not less than three (3) nor more than five (5) members, each of whom shall:

(a)
be a director of the Corporation;

(b)
be "financially literate" as such term is defined in Multilateral Instrument 52-110 of the Canadian Securities Administrators, or any successor instrument thereto, together with any other applicable law, rule or regulation; and

(c)
meet the independence standards required by the applicable rules and regulations of the OSC, the SEC, the NYSE and any other regulatory authority having jurisdiction.

  At least one member of the Committee shall have such accounting or financial expertise as is required to comply with applicable law and the applicable rules and regulations of the Ontario Securities Commission ("OSC"), the United States Securities and Exchange Commission (the "SEC"), The New York Stock Exchange ("NYSE") and any other regulatory authority having jurisdiction.

3.
No member of the Committee shall serve as a member of the audit committees of more than three other boards of directors of other public companies.

4.
The Board shall annually appoint the members of the Committee and appoint a Chairman from amongst those appointed, to hold office until the next annual meeting of shareholders of the Corporation. The members of the Committee shall serve at the pleasure of the Board and vacancies occurring from time to time shall be filled by the Board.

5.
A majority of the members of the Committee shall constitute a quorum and all actions of the Committee shall be taken by a majority of the members present at the meeting.

6.
The Chairman of the Committee shall generally provide leadership to enhance the effectiveness of the Committee and act as the liaison between the Committee and the Board. The Chairman shall also manage the Committee's activities and meetings, including by establishing a Committee meeting schedule for each year, developing meeting agendas after consultation with other members of the Committee and circulating such agendas to Committee members in advance of Committee meetings, managing any outside legal or other experts retained by the Committee and managing the process of reporting to the Board on the Committee's activities.

7.
In addition to regularly scheduled meetings pursuant to Section 6, meetings of the Committee may be called by the Committee Chairman or any member of the Committee, by the Chairman of the Board, a Chief Executive Officer, an Executive Vice-Chairman, a Vice-Chairman, the President, the Chief Financial Officer, the Secretary of the Corporation, the head of the Corporation's Internal Audit Department or the Independent Auditor of the Corporation.

8.
Unless otherwise determined by the Committee, the Secretary or an Assistant Secretary of the Corporation shall act as Secretary of the Committee and shall provide the Independent Auditor, the Chairman of the Board, any Chief Executive Officer, any Executive Vice-Chairman, any Vice-Chairman, the President and the Chief Financial Officer of the Corporation, as well as the head of the Internal Audit Department and each member of the Committee with notice of each meeting of the Committee, all of whom shall be entitled to attend each Committee meeting. The Secretary of the Committee will keep minutes of the Committee and such minutes will be retained in the corporate records of the Corporation. The Chairman of the Committee or the Committee may request any officer or employee of the Corporation or its affiliates to attend a Committee meeting.

9.
In addition to any meeting of the Committee called pursuant to Sections 6 or 7 above, the Committee shall meet with management and the Independent Auditor of the Corporation within:

(a)
sixty (60) days, or such lesser period as may be prescribed by applicable law, following the end of each of the first three financial quarters of the Corporation, but in any event prior to the release of the financial results for each such quarter and their filing with the applicable regulatory authorities, to review and discuss the financial results of the Corporation for the preceding fiscal quarter and the related Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") as well as the results of the Independent Auditor's review of the financial results for such quarter and, if satisfied, report thereon to, and recommend their approval by, the Board and their inclusion in the Corporation's required regulatory filings for such quarter; and

(b)
ninety (90) days, or such lesser period as may be prescribed by applicable law, following the financial year-end of the Corporation, but in any event prior to the release of the financial results for the financial year and their filing with the applicable regulatory authorities, to review and discuss the audited financial statements of the Corporation for the preceding fiscal year and the related MD&A and, if satisfied, report thereon to, and recommend their approval by, the Board and the Corporation's shareholders as required by applicable law and their inclusion in the Corporation's Annual Report and other required regulatory filings.

  In reviewing the quarterly and annual financial results the Committee shall ensure that there are adequate procedures for review of such financial results, including timely review by the Independent Auditor.

10.
For the purpose of performing their duties and responsibilities, the members of the Committee shall have full access to and the right to discuss any matters relating to such duties with any or all of:

(a)
management;

(b)
any employee of the Corporation;

(c)
the Internal Audit Department staff;

(d)
the Independent Auditor; and/or

(e)
any advisors to the Corporation,

  as well as the right to inspect all books, records and facilities of the Corporation and its subsidiaries and shall be permitted to discuss such books, records and facilities and any other matters relating to the financial position of the Corporation with any of the foregoing.

11.
The Committee may retain outside financial, legal and other experts at the expense of the Corporation as it deems reasonably necessary to assist and advise the Committee in carrying out the Committee's duties and responsibilities.

Duties and Responsibilities

12.
With respect to audit related matters and in addition to the duties and obligations of the Committee under applicable law, the Committee may examine and consider such matters in relation to the internal and external audit of the Corporation's accounts (including the results of such audits), financial controls, financial reporting and in relation to the general financial affairs of the Corporation as the Committee may deem necessary or desirable except for those matters specifically delegated by the Board to another standing Board committee or retained by the Board.

  In carrying out the Committee's responsibilities, the Committee shall:

  (a)
  be directly responsible for recommending to the Board:

  (i)
  the Independent Auditor to be nominated for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Corporation; and

  (ii)
  the compensation of the Independent Auditor; and

  (b)
  be directly responsible for overseeing the work of the Independent Auditor, including resolution of disagreements between management and the Independent Auditor regarding financial reporting;

  (c)
  pre-approve, or establish procedures and policies for the pre-approval of, the engagement and compensation of the Independent Auditor in respect of the provision of all audit, audit-related, review or attest engagements required by applicable law;

  (d)
  review and pre-approve all non-audit services permitted to be provided by the Independent Auditor in accordance with applicable law and the rules of the OSC, SEC and any other applicable regulatory authority, provided that the Committee may pre-approve certain services within designated thresholds on an annual basis and further provided that the Committee may delegate to the Chairman of the Committee, or such other member or members of the Committee that it deems appropriate, certain pre-approval authority provided that any such approval granted by such persons shall be reported at the next regularly scheduled meeting of the Committee;

  (e)
  review and approve the objectives and general scope of the external audit (including the overall audit plan, the proposed timing and completion dates) and discuss the external audit with the Independent Auditor;

  (f)
  evaluate the performance, quality control procedures and efficiency of the Independent Auditor in carrying out its responsibilities, review the experience and qualifications of the Independent Auditor's audit team assigned to the audit of the Corporation and make annual recommendations to the Board as to the need (if any) for rotation of the Independent Auditor or the members of the Independent Auditor 's audit team assigned to the audit of the Corporation;

  (g)
  review the Independent Auditor's independence, including the receipt at least annually of:

  (i)
  a disclosure report from the Independent Auditor regarding the Auditor's independence as required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees", and/or other applicable regulatory requirements; and

  (ii)
  a report from the Independent Auditor describing:

  (A)
  its internal quality control procedures;

  (B)
  any material issues raised in the most recent internal quality control review or peer review of the Independent Auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the Independent Auditor, and the steps taken to deal with any such issues; and

  (C)
  all relationships between the Independent Auditor and the Corporation;

  (h)
  satisfy itself generally that there is a good working relationship between management and the Independent Auditor, review any management letters, schedule of unadjusted differences or other reports of the Independent Auditor and discuss any material differences of opinion between management and the Independent Auditor;

  (i)
  satisfy itself that management has established and is maintaining an adequate and effective system of internal financial and accounting controls and is responding on a timely basis to any significant weaknesses which have been identified, and meet with and review significant reports of the Internal Auditors and the Independent Auditor relating to such internal controls;

  (j)
  review the appointment, termination and replacement of the senior management of the Internal Auditors, the scope of the Internal Auditor's work plan and the overall performance, staffing and resources of the Internal Auditors;

  (k)
  review annually management's assessment and report relating to the effectiveness of the Corporation's internal financial controls and procedures in respect of each fiscal year of the Corporation, as well as the Independent Auditors' attestation of such assessment, in each case when required under applicable law;

  (l)
  review the:

  (i)
  selection, use and quality of application of, and proposed material changes to, critical accounting principles and practices and related judgments; and

  (ii)
  alternative GAAP treatments for policies and practices relating to material items, including the ramifications of such alternative disclosures or treatments and any recommended treatment,

    to ensure that the critical accounting policies and practices and GAAP treatments adopted are appropriate and consistent with the Corporation's needs and applicable requirements, and discuss the same with the Independent Auditor;

  (m)
  review on behalf of the Board, any actual or potential illegal, improper or fraudulent behaviour which may have a negative effect on the integrity or reputation of the Corporation, review the findings of any regulatory authorities in relation to the financial affairs of the Corporation, review the disclosure of all insider and related party transactions and monitor compliance with the Corporation's Code of Conduct and Ethics which may be in effect from time to time;

  (n)
  satisfy itself that there is an agreed course of action leading to the resolution of significant unsettled issues that do not affect the audited financial statements (e.g. disagreements regarding correction of internal control weaknesses or the application of accounting principles to proposed transactions), if any;

  (o)
  assess with management the Corporation's material risk exposures and the Corporation's actions to monitor and control such exposures;

  (p)
  review and approve the hiring of partners, employees and former partners and employees of the present and any former Independent Auditor who were engaged on the Corporation's account within the last three years prior to such hiring;

  (q)
  review all material off-balance sheet transactions and the related accounting presentation and disclosure;

  (r)
  discuss with the Independent Auditor the matters required to be discussed by the Statement of Auditing Standards No. 54, 61, 89 and 90 (and comparable generally accepted auditing standards in Canada) and other applicable standards or requirements in effect from time to time relating to the conduct of the audit and quarterly review of the interim financial results;

  (s)
  review and assess this Audit Committee Charter annually and make recommendations to the Board for such changes to the Charter as the Committee shall consider necessary or desirable;

  (t)
  prepare the Audit Committee report for inclusion in the Corporation's information circular/proxy statement, in the form and at the time required by the laws, rules and regulations of applicable regulatory authorities;

  (u)
  review and approve prior to release, all financial statements of the Corporation, together with MD&As, earnings press releases and all other public disclosure documents of the Corporation containing financial information or forecasts of the Corporation;

  (v)
  ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements other than the public disclosure documents referred to in (u), and periodically assess the adequacy of such procedures;

  (w)
  establish procedures for:

  (i)
  the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls, and auditing matters; and

  (ii)
  the confidential, anonymous submission of complaints by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

  (x)
  review with management and the Independent Auditor any issues raised by regulatory authorities having jurisdiction or governmental agencies, as well as any complaints received through the Corporation's "whistleblowing" process or published reports which raise material issues regarding the Corporation's financial statements or accounting or auditing practices; and

  (y)
  perform such other functions as requested or delegated by the Board from time to time or as required by the Corporation's articles and by-laws, applicable law or applicable regulatory agencies.

13.
Notwithstanding the foregoing and subject to applicable law, the Committee shall not be responsible to plan or conduct internal or external audits or to determine that the Corporation's financial statements are complete and accurate and are in accordance with generally accepted accounting principles as these are the responsibility of management, the Internal Auditors and the Independent Auditor. This Charter has been established to assist in ensuring sound business practices within the Corporation and to ensure the Corporation's compliance with applicable laws or regulations; however, nothing in this Charter is intended to expand applicable standards of liability under statutory and regulatory requirements for the directors of the Corporation or members of the Committee.

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FORWARD-LOOKING STATEMENTS
OVERVIEW
RECENT TRENDS IN THE AUTOMOTIVE INDUSTRY
OUR BUSINESS STRATEGY
OPERATING STRUCTURE AND PRINCIPLES
RECENT DEVELOPMENTS IN OUR BUSINESS
SPIN-OFF OF MI DEVELOPMENTS INC. AND MAGNA ENTERTAINMENT CORP.
PRODUCT CAPABILITIES
RESEARCH AND DEVELOPMENT
MANUFACTURING AND ENGINEERING
HUMAN RESOURCES
COMPETITION
SALES AND MARKETING
ENVIRONMENTAL MATTERS
INTELLECTUAL PROPERTY
RISK FACTORS
SCHEDULE A PRINCIPAL SUBSIDIARIES
SCHEDULE B AUDIT COMMITTEE CHARTER/MANDATE